MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2023

As of May 15, 2023

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Fortuna Silver Mines Inc. (the “Company” or “Fortuna”) (TSX: FVI and NYSE: FSM) should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2022 (the “2022 Financial Statements”) and unaudited condensed interim consolidated financial statements of the Company for the three months ended March 31, 2023 and the related notes thereto which have been prepared in accordance with International Accounting Standard 34, Interim financial reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

This MD&A is prepared by management and approved by the Board of Directors as of May 15, 2023. The information and discussion provided in this MD&A covers the three months ended, and where applicable, the subsequent period up to the date of issuance of this MD&A. Unless otherwise noted, all dollar amounts in this MD&A are expressed in United States (“US”) dollars. References to "$" or "US$" in this MD&A are to US dollars and references to C$ are Canadian dollars.

Fortuna has a number of direct and indirect subsidiaries which own and operate assets and conduct activities in different jurisdictions. The terms "Fortuna" or the "Company" are used in this MD&A for simplicity of the discussion provided herein and may include references to subsidiaries that have an affiliation with Fortuna, without necessarily identifying the specific nature of such affiliation.

This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities and the technical and scientific information under National Instrument 43-101 – Standards for Disclosure of Mineral Projects (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources, which classifications differ significantly from the requirements required by the U.S. Securities and Exchange Commission (“SEC”) as set out in the cautionary note 52 of this MD&A. All forward-looking statements are qualified by cautionary notes in this MD&A as well as risks and uncertainties discussed in the Company’s Annual Information Form for fiscal 2022 dated March 28, 2023 and its Management Information Circular dated May 12, 2022, which are filed on SEDAR and EDGAR.

This MD&A uses certain Non-IFRS financial measures and ratios that are not defined under IFRS, including but not limited to: cash cost per ounce of gold; all-in sustaining cash cost per ounce of gold sold; all-in cash cost per ounce of gold sold; total production cash cost per tonne; cash cost per payable ounce of silver equivalent; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; free cash flow and free cashflow from ongoing operations; adjusted net income; adjusted EBITDA and working capital which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance. Non-IFRS financial measures and non-IFRS ratios do not have a standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Non-IFRS measures are further discussed in the “Non-IFRS Measures” section 25 of this MD&A.

Fortuna | 2

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Fortuna | 3

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

BUSINESS OVERVIEW

Fortuna is a growth focused Canadian precious metals mining company with operations and projects in Argentina, Burkina Faso, Mexico, Peru, and Côte d’Ivoire. The Company produces silver, gold and base metals and generates shared value over the long-term through efficient production, environmental protection, and social responsibility.

The Company operates the open pit Lindero gold mine (“Lindero” or the “Lindero Mine”) located in northern Argentina, the underground Yaramoko gold mine (“Yaramoko” or the “Yaramoko Mine”) located in south-western Burkina Faso, the underground San Jose silver and gold mine (“San Jose” or the “San Jose Mine”) located in southern Mexico, the underground Caylloma silver, lead, and zinc mine (“Caylloma” or the “Caylloma Mine”) located in southern Peru, and is developing and constructing the open pit Séguéla gold mine (“Séguéla”, "Séguéla Project" or the “Séguéla Gold Project”) located in south-western Côte d’Ivoire. Each of the Company's producing mines is generally considered to be a separate reportable segment, along with the Company's corporate stewardship segment.

Fortuna is a publicly traded company incorporated and domiciled in British Columbia, Canada. Its common shares are listed on the New York Stock Exchange (“NYSE”) under the trading symbol FSM and on the Toronto Stock Exchange (“TSX”) under the trading symbol FVI.

CORPORATE DEVELOPMENTS

Normal Course Issuer Bid

On April 28, 2023 Fortuna announced that the Toronto Stock Exchange has approved the renewal the Company’s normal course issuer bid (NCIB) to purchase up to five percent of its outstanding common shares. Under the NCIB, purchases of common shares may be made through the facilities of the TSX, the NYSE and/or alternative Canadian trading systems. The share repurchase program starts on May 2, 2023 and will expire on the earlier of:

●	May 1, 2024;
●	The date Fortuna acquires the maximum number of common shares allowable under the NCIB; or
●	The date Fortuna otherwise decides not to make any further repurchases under the NCIB.

Acquisition of Chesser Resources Limited

On May 8, 2023, the Company announced it had entered into a Scheme Implementation Deed with Chesser Resources Limited (“Chesser”), under which the Company proposes to acquire all of the issued and outstanding shares of Chesser (the “Transaction”). Under the terms of the proposed Transaction, Chesser shareholders will receive 0.0248 of a common share of Fortuna for each Chesser share held.

The proposed Transaction will be completed by a Scheme of Arrangement (the “Scheme”) pursuant to the Australian Corporations Act. Upon implementation of the Scheme, The proposed Transaction, including without limitation the Scheme, is subject to approval by the Court, the Chesser shareholders at the Scheme meeting, together with other customary closing conditions.  The Scheme is also conditional on, among other things, acceptance from the TSX, including in respect of the issuance and listing of new Fortuna shares issuable pursuant to the Scheme.  The Company expects to issue up to 15,545,682 Fortuna shares to Chesser shareholders, Upon completion, the former shareholders of Chesser will own approximately 5.1% of the shares of Fortuna on an undiluted basis.

As part of the Transaction, Fortuna has also entered into a secured bridging loan agreement with Chesser, pursuant to which the Company has agreed to advance to Chesser up to Aus$3 million to assist with Chesser’s transaction costs and for general corporate purposes during transaction implementation. Security for the loan has been granted over all of Chesser's present and after-acquired property.

Fortuna | 4

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

HIGHLIGHTS FOR THE THREE MONTHS ENDED MARCH 31, 2023

Financial

●	Sales were $175.7 million, a decrease of 4% from the $182.3 million reported in the three months ended March 31, 2022 (“Q1 2022”).
●	Mine operating income was $40.4 million, a decrease of 36% from the $63.5 million reported in Q1 2022.
●	Operating income was $23.9 million, a decrease of 41% from the $40.7 million in operating income reported in Q1 2022.
●	Net income was $11.9 million or $0.04 per share, a decrease from net income of $27.0 million or $0.09 per share reported in Q1 2022.
●	Adjusted net income (refer to Non-IFRS Financial Measures) was $13.2 million compared to $33.3 million in Q1 2022, representing a 60% quarter-over-quarter decrease.
●	Adjusted EBITDA (refer to Non-IFRS Financial Measures) was $65.3 million compared to $80.3 million reported in Q1 2022, representing a 19% quarter-over-quarter decrease.
●	Free cash flow from ongoing operations (refer to Non-IFRS Financial Measures) was $8.5 million compared to $9.6 million reported in 2022, representing a 11% quarter-over-quarter decrease.
●	Net cash provided by operating activities was $41.8 million, an increase of 26% from the $33.2 million reported in 2022.

Operating

●	Gold production of 60,092 ounces, a decrease of 10% from 2022
●	Silver production of 1,586,378 ounces, a decrease of 5% from 2022
●	Lead production of 9,509,000 pounds, an increase of 4% from 2022
●	Zinc production of 13,051,000 pounds, an increase of 21% from 2022
●	Consolidated AISC of $1,514 per ounce on a gold equivalent sold basis compared to $1,284/oz for the prior period

Growth and Development

●	Séguéla construction was 96% complete as of March 31, 2023 and remains on track to pour gold in May 2023

Health & Safety

For the first quarter of 2023, the Company recorded zero fatality (FI), two lost time injuries (“LTI”), one restricted work injury (“RWI”) and two medical treatment injuries (“MTI”) over 3.59 million hours worked. The year-to-date LTI frequency rate (“LTIFR”) at the end of the quarter was 0.56 lost time injuries per million hours worked. The year-to-date total recordable injury frequency rate (“TRIFR”) at the end of the first quarter was 1.39 total recordable injuries per million hours worked.

The Company has continued to improve its Health and Safety governance and management systems this quarter with the addition of a new Corporate Standard on Incident Investigation Management and the development of its management software with training, documents control and audit modules.

Fortuna | 5

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Environment

No significant incidents were recorded during the first quarter of 2023, and no instances of non-compliance were identified by authorities, nor were any fines related to permits and regulations recorded.

The Company has continued to implement its Environmental governance and management systems this quarter with the execution of its prevention and monitoring programs, and to integrate environmental management into the Health and Safety management software.

Community Engagement

The Company has continued to implement programs that maintain good constructive relations with our stakeholders where it operates, based on dialogue, transparency, and respect, and to be a catalyst for social development. At each of the Company’s operations, it maintains open and ongoing channels of communication with the people in the communities within its direct and indirect areas of influence. As a reference for best practices, we have established mechanisms to address issues and complaints or grievances with local and other stakeholders. The Company also takes part in consultations and participatory meetings to identify and prioritize community development needs.

During the first quarter of 2023, there were no significant disputes at any of our sites. We also recorded 347 local stakeholder engagement activities during the period. These included consultation meetings with local administration and community leaders, participation in ceremonies and courtesy visits.

Climate Change

During Q1 2023, the Company continued its Climate Change action plan which includes the goal of reducing its greenhouse gas emissions and strengthening its resilience to climate-related risks, in line with the guidelines set forth in the Task Force on Climate-Related Financial Disclosures Framework. The Company completed the decarbonization studies at each of its five sites and has started laying the groundwork for defining metrics and targets.

Fortuna | 6

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Operating and Financial Highlights

A summary of the Company’s consolidated financial and operating results for the three months ended March 31, 2023 are presented below:

	Three months ended March 31,
Consolidated Metrics	2023	2022	% Change
Selected highlights
Silver
Metal produced (oz)	1,586,378	1,670,128	(5%)
Metal sold (oz)	1,593,945	1,614,295	(1%)
Realized price ($/oz)	22.52	24.18	(7%)
Gold
Metal produced (oz)	60,092	66,800	(10%)
Metal sold (oz)	64,719	66,426	(3%)
Realized price ($/oz)	1,893	1,884	0%
Lead
Metal produced (000's lbs)	9,509	9,134	4%
Metal sold (000's lbs)	8,782	8,575	2%
Zinc
Metal produced (000's lbs)	13,051	10,827	21%
Metal sold (000's lbs)	13,815	10,546	31%
Unit Costs
Production cash cost ($/oz Au Eq)	916	772	19%
All-in sustaining cash cost ($/oz Au Eq)	1,514	1,284	18%

Mine operating income	40.4	63.5	(36%)
Operating (loss) income	23.9	40.7	(41%)
Net (loss) income	11.9	27.0	(56%)
Loss (earnings) per share - basic	0.04	0.09	(56%)
Adjusted net income[1]	13.2	33.4	(60%)
Adjusted EBITDA[1]	65.3	80.3	(19%)
Net cash provided by operating activities	41.8	33.2	26%
Free cash flow from ongoing operations[1]	8.5	9.6	(11%)
Capital Expenditures[2]
Sustaining	27.9	18.0	55%
Non-sustaining[3]	1.2	1.9	(37%)
Séguéla construction	25.7	42.9	(40%)
Brownfields	4.9	2.5	96%
As at	March 31, 2023	December 31, 2022	% Change
Cash and cash equivalents	84.7	80.5	5%
Total assets	1,946.1	1,876.2	4%
Debt	244.9	219.2	12%
Equity attributable to Fortuna shareholders	1,255.4	1,244.8	1%
[1] Refer to Non-IFRS financial measures
[2] Capital expenditures are presented on a cash basis
[3] Non-sustaining expenditures include greenfields exploration
Figures may not add due to rounding

Fortuna | 7

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

FINANCIAL RESULTS

Sales

	Three months ended March 31,
	2023	2022	% Change
Provisional sales $
Lindero	51.2	54.1	(5%)
Yaramoko	56.0	55.4	1%
San Jose	43.2	44.4	(3%)
Caylloma	25.2	26.9	(6%)
Adjustments[1]	0.1	1.5	(93%)
Total sales $	175.7	182.3	(4%)
[1] Adjustments consists of mark to market, final price and assay adjustments
[2] Based on provisional sales before final price adjustments. Net after payable metal deductions, treatment, and refining charges
[3] Treatment charges are allocated to base metals at Caylloma and to gold at San Jose

Consolidated sales for the three months ended March 31, 2023 were $175.7 million, a 4% decrease from the $182.2 million reported in the same period in 2022. Sales by reportable segment for the three months ended March 31, 2023 were as follows:

●	Lindero recognized adjusted sales of $51.2 million from the sale of 26,812 ounces of gold sold, a 5% decrease from the same period in 2022. Lower gold sales were the result of lower production due to lower gold grades delivered to the leach pad which was in line with the mining sequence. "Results of Operations – Lindero Mine, Argentina" for additional information.
●	Yaramoko recognized adjusted sales of $56.0 million from the sale of 29,530 ounces of gold sold which was in line with the previous period. See "Results of Operations – Yaramoko Mine, Burkina Faso" for additional information.
●	San Jose recognized adjusted sales of $43.2 million, a 3% decrease from the $44.4million reported in the same period in 2022. Lower sales were primarily driven by lower realized silver prices of $22.58/oz in the first quarter of 2023 compared to $24.27/oz for the same period last year. See "Results of Operations – San Jose Mine, Mexico" for additional information.
●	Caylloma recognized adjusted sales of $25.2 million compared to $26.9 million reported in the same period in 2022 as a result of lower silver sales and lower realized silver prices. See "Results of Operations – Caylloma Mine, Peru" for additional information.

Fortuna | 8

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Operating Income (Loss) and Adjusted EBITDA

	Three months ended March 31,
	2023%[1]		2022%[1]
Operating income (loss)
Lindero	6.5	13%	15.7	29%
Séguéla	(0.2)	0%	(0.8)	0%
Yaramoko	14.5	13%	16.3	29%
San Jose	7.2	17%	11.6	25%
Caylloma	8.3	32%	9.1	34%
Corporate	(12.4)		(11.2)
Total	23.9	14%	40.7	22%

Adjusted EBITDA[2]
Lindero	19.1	37%	27.2	50%
Séguéla	-	0%	(0.1)	0%
Yaramoko	30.6	55%	30.3	55%
San Jose	17.3	40%	22.1	48%
Caylloma	11.3	43%	11.2	42%
Corporate	(13.0)		(10.4)
Total	65.3	37%	80.3	44%
[1] As a Percentage of Sales
[2] Refer to Non-IFRS Financial Measures
Figures may not add due to rounding

Operating income for the three months ended March 31, 2023 was $23.9 million, a decrease of $16.8 million over the same period in 2022.

●	Lower operating income at the Lindero mine was driven by lower sales as well as an increase in operating costs for the period. Higher operating costs were primarily the result of the impact of inflation on key commodities over the last year.
●	At the Yaramoko mine sales for the first quarter of 2023 were in line with the previous period but operating income was lower due to higher processing costs as mill liner replacements and certain maintenance activities were completed in the quarter, the impact of inflation over the last year as well as the draw down of higher cost ounces from inventory.
●	Operating income at the San Jose mine for the first quarter of 2023 was $7.2 million compared to $11.6 million in the previous period. Lower operating income was the result of lower sales due to lower realized prices as well as higher plant and indirect costs.
●	Operating income at the Cayollma mine was lower in the first quarter of 2023 compared to the previous period as a result of lower sales with costs generally in line with the previous period.

After adjusting for items that are not indicative of future operating earnings, adjusted EBITDA (refer to Non-IFRS Financial Measures) was $65.3 million for the three months ended March 31, 2023, a decrease of $15 million over the same period in 2022. Lower adjusted EBITDA was a result of lower sales and higher production costs as described above.

Fortuna | 9

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

The most comparable IFRS measure to the Non-IFRS measure adjusted EBITDA is net income. Net income for the three months ended March 31, 2023 was $11.9 million. Refer to the discussion above and to the section entitled “Non-IFRS Measures” for more detailed information.

All-in Sustaining Cost

Consolidated AISC per gold equivalent ounce sold for the first quarter of 2023 was $1,514 per ounce compared to $1,284 per ounce for the previous quarter. The increase in AISC was primarily the result of :

●	Lower gold equivalent ounces (GEO) sold due to lower gold sales and lower GEO contributions from silver from lower production and lower realized prices
●	Higher cash costs due to the impact of inflation on key consumables and higher processed tonnes at Lindero and Yaramoko to compensate for lower grades. Lower grades at both mines were in line with the mine plan.
●	Higher sustaining capital at the Lindero mine due to Phase 2 of the leach pad expansion and at the Yaramoko mine from higher mine development
●	The above was partially offset by lower share-based compensation and lower worker’s participation costs

General and Administrative (“G&A”) Expenses

	Three months ended March 31,
(Expressed in millions)	2023	2022	% Change
Mine G&A	6.0	5.1	18%
Corporate G&A	6.7	7.9	(15%)
Share-based payments	2.1	3.6	(42%)
Workers' participation	0.1	0.3	(67%)
Total	14.9	16.9	(12%)

General and administrative expenses for the three months ended March 31, 2023 decreased 12% to $14.9 million compared to $16.9 million reported in the same period in 2022. The decrease in G&A was a result of lower share-based compensation due to mark-to-market adjustments on share units that will settle in cash and lower consulting costs.

Foreign Exchange Loss

Foreign exchange loss for the three months ended March 31, 2023 decreased $1.4 million to $1.6 million compared to $3 million reported in the same period in 2022. Foreign exchange losses occurred primarily in Mexico and Argentina in the first quarter of 2023 compared to the previous period where a devaluation of the Euro impacted balances denominated in the West African Franc.

Income Tax Expense

The Company is subject to tax in various jurisdictions, including Peru, Mexico, Argentina, Côte d’Ivoire, Burkina Faso, Australia, and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate (“ETR”) including the geographic distribution of income, variations in our income before income taxes, varying rates in different jurisdictions, the non-recognition of tax assets, local inflation rates, fluctuation in the value of the United States dollar and foreign currencies, changes in tax laws and the impact of specific transactions and assessments. As a result of the number of factors that can potentially impact the ETR and the sensitivity of the tax provision to these factors, the ETR will fluctuate, sometimes significantly. This trend is expected to continue in future periods.

Fortuna | 10

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Income tax expense for the three months ended March 31, 2023 was $7.9 million compared to an income tax expense of  $6.8 million reported in the same period in 2022. The increase of $1.1 million is primarily attributable to dividend withholding taxes paid in the quarter and a lower deferred income tax recovery.

The ETR for the three months ended March 31, 2023 was 40% compared to 20% for the same period in 2022. The increase of 21% is primarily attributable to lower net income increasing the relative impact of mining taxes, dividend withholding taxes paid during the quarter and a lower deferred tax recovery compared to the previous quarter.

Outlook

As outlined in the news release dated April 12, 2023, the Company is on track to achieve its annual production guidance and the Company is on track to meet its cost guidance.

Fortuna | 11

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS

Lindero Mine, Argentina

The Lindero Mine is an open pit gold mine located in Salta Province in northern Argentina. Its commercial product is gold doré. The table below shows the key metrics used to measure the operating performance of the mine: tonnes placed on the leach pad, grade, production, and unit costs:

	Three months ended March 31,
	2023	2022
Mine Production
Tonnes placed on the leach pad	1,478,148	1,295,755

Gold
Grade (g/t)	0.71	0.88
Production (oz)	25,258	30,068
Metal sold (oz)	26,812	28,619
Realized price ($/oz)	1,885	1,890

Unit Costs
Cash cost ($/oz Au)[1]	891	692
All-in sustaining cash cost ($/oz Au)[1]	1,424	1,038

Capital Expenditures ($000's) [2]
Sustaining	7,745	3,125
Non-sustaining	187	169
Brownfields	–	144
[1] Cash cost and AISC are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.

2 Capital expenditures are presented on a cash basis

Quarterly Operating and Financial Highlights

In the first quarter of 2023, a total of 1,478,148 tonnes of ore were placed on the heap leach pad, with an average gold grade of 0.71 g/t, containing and estimated 33,510 ounces of gold. Gold production for Q1 2023 totaled 25,258 ounces, representing a 16% decrease year-over-year. This decline in gold production can primarily be attributed to a decrease in the head grade of mineralized material placed on the leach pad but is in line with the planned mining sequence. Mine production was 1.6 million tonnes of mineralized material, with a strip ratio of 1.07:1. This stripping ratio is consistent with the operation's plan for the year, which anticipates a ratio of 1.17:1.

Cash cost per ounce of gold for the quarter ended March 31, 2023, was $891 compared to $692 in the same period in 2022. Cash cost per ounce of gold was higher due to lower production, higher prices of key consumables due to inflation, higher equipment rental costs due to lower fleet availability and timing of plant maintenance. This was partially offset by higher stripping capitalization.

All-in sustaining cash cost per gold ounce sold was $1,424 during Q1 2023 compared with $1,038 in the same period of 2022. All-in sustaining cash cost for the first quarter of 2023 was impacted by the cost issues described above, compounded by lower ounces sold and higher sustaining capital spend, partially offset by a positive by-product effect from copper.

During the quarter, sustaining capital expenditures were primarily a result of Phase-2 of the leach pad, routine maintenance, and several minor projects. There were no Brownfield capital investments made within this period.

Fortuna | 12

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Yaramoko Mine, Burkina Faso

The Yaramoko Mine is located in south-western Burkina Faso, and began commercial production in 2016. The operation consists of two underground mines feeding ore to a traditional gold processing facility where the ore is crushed, milled and subject to carbon-in-leach extraction processes, prior to electrowinning and refining where gold is poured to doré bars. The table below shows the key metrics used to measure the operating performance of the mine: throughput, grade, production, and unit costs:

	Three months ended March 31,
	2023	2022
Mine Production
Tonnes milled	139,650	127,968

Gold
Grade (g/t)	5.94	7.50
Recovery (%)	97	98
Production (oz)	26,437	28,235
Metal sold (oz)	29,530	29,530
Realized price ($/oz)	1,899	1,878

Unit Costs
Cash cost ($/oz Au)[1]	819	705
All-in sustaining cash cost ($/oz Au)[1]	1,509	1,147

Capital Expenditures ($000's) [2]
Sustaining	13,549	7,361
Brownfields	1,191	488
[1] Cash cost and AISC are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.
[2] Capital expenditures are presented on a cash basis

Quarterly Operating and Financial Highlights

The Yaramoko Mine produced 26,437 ounces of gold in the first quarter of 2023 with an average gold head grade of 5.94g/t, a 6% decrease, respectively, when compared to the same period in 2022. Higher mill throughput contributed positively to the operation, offset by reduced operating time due to planned maintenance and lower head grades. Production for the quarter was in line with the mining sequence and Mineral Reserves estimate.

Underground mineralized material was sourced from the 55 Zone, with development also contributing from outside of the current resource boundary on the western side of the deposit.

Cash cost per ounce of gold sold for the quarter ended March 31, 2023, was $819 compared to $705 in the same period in 2022. Cash cost per ounce increased due to higher processing costs from higher maintenance costs and the impact of inflation on key consumables and mining costs. Processing costs were also higher as result of processing of higher tonnes at lower grades.

All-in sustaining cash cost per gold ounce sold was $1,509 for Q1 2023, compared to $1,147 for the same period in 2022. This increase was as a result of decreased production, increased cash cost, and an increase in capital expenditures.

Sustaining capital for Q1 2023 was higher due to higher mine development. Brownfields expenditure was primarily higher due to greater amounts of diamond drilling.

Fortuna | 13

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Subsequent to the end of the quarter, the Yaramoko mine experienced a failure of the Armtec tunnel liner underground approximately 100 metres from the portal entrance of the Zone 55 underground. As a result of the failure, operations were halted at the Zone 55 underground from April 4th until May 1. There was no damage to property or injury to personnel and the mine was able to continue production through the processing of available surface stockpiles.

San Jose Mine, Mexico

The San Jose Mine is an underground silver-gold mine located in the state of Oaxaca in southern Mexico. The following table shows the key metrics used to measure the operating performance of the mine: throughput, head grade, recovery, gold and silver production, and unit costs:

	Three months ended March 31,
	2023	2022
Mine Production
Tonnes milled	246,736	250,947
Average tonnes milled per day	2,869	2,918

Silver
Grade (g/t)	181	185
Recovery (%)	91	91
Production (oz)	1,303,312	1,358,189
Metal sold (oz)	1,328,333	1,316,193
Realized price ($/oz)	22.58	24.27

Gold
Grade (g/t)	1.15	1.13
Recovery (%)	90	90
Production (oz)	8,231	8,239
Metal sold (oz)	8,355	7,952
Realized price ($/oz)	1,900	1,890

Unit Costs
Production cash cost ($/t)[2]	86.66	76.05
Production cash cost ($/oz Ag Eq)[1,2]	11.42	10.42
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	15.51	15.32

Capital Expenditures ($000's) [3]
Sustaining	3,772	3,575
Non-sustaining	269	415
Brownfields	1,088	1,529
[1] Production cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively
[2] Production cash cost, Production cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures
[3] Capital expenditures are presented on a cash basis

Quarterly Operating and Financial Highlights

In the first quarter of 2023, the San Jose Mine produced 1,303,312 ounces of silver and 8,231 ounces of gold, 4% lower and in line with the previous period, respectively, when compared to the same period in 2022. Production for the quarter was in line with the mining sequence and Mineral Reserves estimate.

Fortuna | 14

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

The cash cost per tonne for the three months ended March 31, 2023, was $86.66 compared to $76.05 in the same period in 2022. The increase was primarily due to inflation and the appreciation of the Mexican Peso, affecting consumables, labor costs and other services paid in Pesos.

All-in sustaining cash costs of payable silver equivalent for the three months ended March 31, 2023, increased 2% to $15.58 per ounce, compared to 15.32 per ounce for the same period in 2022. The increase was due to higher cash cost partially offset by lower sustaining capital expenditures and increased silver equivalent production, mainly due to lower silver prices.

In the first quarter of 2023, sustaining capital expenditures were lower than expected, primarily due to delays in executing purchases related to components and overhauls. The decrease in 2023 was partially offset by an increase in expenditures related to development and infill meters. Brownfields expenditures faced challenges from geological and operational delays, but accelerated spending is anticipated in the upcoming quarter.

Fortuna | 15

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Caylloma Mine, Peru

Caylloma is an underground silver, lead, and zinc mine located in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the key metrics used to measure the operating performance of the mine: throughput, head grade, recovery, silver, gold, lead, and zinc production and unit costs:

	Three months ended March 31,
	2023	2022
Mine Production
Tonnes milled	125,995	132,574
Average tonnes milled per day	1,448	1,524

Silver
Grade (g/t)	85	89
Recovery (%)	82	82
Production (oz)	283,066	311,939
Metal sold (oz)	263,570	294,301
Realized price ($/oz)	22.24	23.78

Gold
Grade (g/t)	0.15	0.16
Recovery (%)	27	37
Production (oz)	166	258
Metal sold (oz)	22	325
Realized price ($/oz)	1,895	1,828

Lead
Grade (%)	3.74	3.55
Recovery (%)	92	88
Production (000's lbs)	9,509	9,134
Metal sold (000's lbs)	8,782	8,575
Realized price ($/lb)	1.02	1.06

Zinc
Grade (%)	5.21	4.18
Recovery (%)	90	89
Production (000's lbs)	13,051	10,827
Metal sold (000's lbs)	13,815	10,546
Realized price ($/lb)	1.45	1.69

Unit Costs
Production cash cost ($/t)[2]	98.07	89.60
Production cash cost ($/oz Ag Eq)[1,2]	13.14	12.39
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	16.88	17.83

Capital Expenditures ($000's) [3]
Sustaining	2,810	3,949
Brownfields	204	324
[1] Production cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively
[2] Production cash cost, Production cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures
[3] Capital expenditures are presented on a cash basis

Fortuna | 16

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Quarterly Operating and Financial Highlights

The Caylloma Mine produced 283,066 ounces of silver, 9.5 million pounds of lead, and 13.1 million pounds of zinc during the first quarter of 2023. Silver production was 9% lower compared to the same quarter in 2022, but was in line with the mining sequence and Mineral Reserves estimate. Lead and Zinc production rose by 4% and 21% respectively, compared to the same period in 2022, due to higher head grades from levels 16 and 17 within the Animas vein, as well as higher tonnes. Gold production totaled 166 ounces with an average head grade of 0.15 g/t.

The cash cost per tonne of processed ore for the three months ended March 31, 2023 increased 9% to $98.07 compared to $89.60 in the same period in 2022. The increase was mainly due to higher mining costs driven by inflation and its direct impact on the price of materials, compounded by lower tonnes processed.

The all-in sustaining cash cost per ounce of payable silver equivalent for the three months ended March 31, 2023, decreased 3% to $17.29 per ounce, compared to $17.83 per ounce for the same period in 2022. The decrease was mainly increased silver equivalent production due to lower silver prices.

Sustaining capital expenditures for the quarter decreased primarily due to blockades limiting project executions. Spending on execution of the developments located in level 15 and level 18 was offset by decreased expenditure on other levels. The decrease in Brownfields capital expenditures was primarily due to decreased drilling.

PROJECTS & EXPLORATION

Séguéla Gold Project Update

On September 29, 2022, Fortuna announced the decision to proceed with the construction of the open pit mine at the Séguéla Gold Project in Côte d’Ivoire. The total initial capital investment for the project is estimated to be $173.5 million, including $11.5 million previously approved by the Board for early works items, an anticipated construction schedule of approximately 20 months, with ramp up to name plate capacity expected in the first quarter of 2023. The development of the Séguéla Gold Project, including the milestones noted below is based on the technical report filed under NI 43-101 entitled “NI 43-101 Technical Report Séguéla Project, Feasibility Study, Worodougou Region, Côte d’Ivoire”, dated May 26, 2022 with an effective date of April 19, 2022.

At the end of March 31, 2023 the overall project was 96% complete, and was 99% complete as of April 30, 2023. The following provides an update on project activities for the first quarter of 2023 and from March 31, 2023 to April 30, 2023.

Construction Highlights

●	Approximately $164.9 million of the $173.5 million capital budget accrued as of March 31, 2023
●	Mining from the Antenna pit commenced and first ore was extracted in April
●	Hot commissioning of the crushing circuit began in early April
●	Handovers of infrastructure from construction to operations continued as the mine continued the transition to full mining operations
●	First gold pour is expected by the end of May 2023

Accommodation camp

The accommodation camp is complete and occupied by the project and Company staff.

Processing plant

Overall progress of the EPC scope for the processing plant was 99% complete with commissioning of key areas such as the crushing facility, conveyors etc. progressing through April and May.

Fortuna | 17

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Site Bulk Earthworks

Construction of the tailings storage facility and water storage dam is complete and there is sufficient water stored in the WSD to supporting commissioning and processing plant start up.

Grid Connection

Grid connection and energization of the high voltage substation was completed in Q1 2023.

Mining

Mota-Engil, the mining contractor, commenced mining of the Antenna pit with waste from the pit being used to construct the run of mine pad in Q1 2023 and first ore removed from the pit in April. The first phase of ground control drilling was completed and first blast is expected in May. Construction of mining services facilities, including offices and the truck shop, were 71% complete at the end of March.

Operational Readiness

Through the first quarter of 2023 operational readiness remained a key focus of the project as key infrastructure continued to be handed over to the operations team and mining commenced at the Antenna pit. Processing plant commissioning remains on track with commissioning teams and vendor representatives on site to support plant ramp up to name place capacity.

Cost

For the first quarter of 2023 the Company incurred and expended $18.4 million and $17.3 million, respectively related to construction activities. Since the project early works began in the third quarter of 2021, the Company has incurred $164.9 million and expended $151.0 million. Capital expenditures are summarized in the table below.

(Expressed in millions)	Q1 2023	Project to Date
Expended Capital Costs[1]	17.4	151.0
Working Capital Adjustment[2]	0.9	13.9
Incurred Capital Costs[3]	18.3	164.9

1 Cash basis. Excludes exploration costs, capitalized interest and management fees.

2 Primarily consists of work performed not yet invoiced and increases in the accounts payable balance offset by increases in the VAT receivable balance.

3 Accrual basis. Excludes capitalized interest and management fees.

4 YTD includes a correction for the timing of payments. This has not impacted project to date spend.

As of March 31, 2023, the project had approximately $8.6 million in remaining spend of the project’s $173.5 million budget and the project remains on time and on budget. The Company’s cash and cash equivalents balance, free cash flow from ongoing operations and undrawn amounts of the credit facility are expected to be sufficient to fund the construction of the Séguéla Project. Refer to “Capital Resources” for additional information.

In addition to the construction activities above, the Company capitalized pre-production costs of $1.9 million related to the start-up of mining activities in the Antenna pit as well as $3.7 million in additional equipment and infrastructure related to operations.

Upcoming Milestones and Schedule

Selected upcoming milestones of the current construction schedule include:

2023 Q2

●	First gold pour

Fortuna | 18

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

QUARTERLY INFORMATION

The following table provides information for the last eight fiscal quarters up to March 31, 2023:

	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021
Sales	175.7	164.7	166.6	167.9	182.3	198.9	162.6	120.5
Mine operating income	40.4	26.0	24.7	32.5	63.5	58.3	47.3	48.5
Operating income (loss)	23.9	(173.1)	5.7	13.1	40.7	38.9	21.8	35.9
Net income (loss)	11.9	(160.4)	(4.1)	1.7	27.0	16.6	0.2	16.2

Basic (loss) earnings per share	0.04	(0.52)	(0.01)	0.01	0.09	0.05	—	0.09
Diluted (loss) earnings per share	0.04	(0.52)	(0.01)	0.01	0.09	0.05	—	0.09

Total assets	1,946.1	1,876.2	2,032.6	2,060.0	2,060.4	2,021.9	2,002.1	1,083.2
Debt	244.9	219.2	204.2	218.6	198.0	157.5	187.7	159.5

Figures may not add due to rounding

Sales increased 7% in the first quarter of 2023 to $175.7 million compared to $164.7 million in the fourth quarter of 2022 as higher gold sales and realized prices offset lower silver production. Net income increased by$172.3 million compared to the fourth quarter of 2022 as a result of an impairment charge of $182.8 million ($164.5 million net of tax) in the previous quarter.

Sales decreased 1% in the fourth quarter of 2022 to $164.7 million compared to $166.6 million in the third quarter of 2022 as lower production was offset by higher metal prices. Net loss increased by $156.3 million compared to the third quarter of 2022 as a result of an impairment charge of $182.8 million ($164.5 million net of tax) related to a write-down in the carrying value of the San Jose, Yaramoko, and Lindero cash generating units.

Sales decreased 1% in the third quarter of 2022 to $166.6 million compared to $167.9 million in the second quarter of 2022 as higher production was offset by lower realized metal prices. Mine operating income was impacted by higher processing costs and a $1.0 million write down of inventory to net realizable value at Yaramoko. Net income decreased $5.8 million compared to the second quarter of 2022 primarily due to the factors described above as well the write-off of the Tlamino property for $3.4 million.

Sales decreased 8% in the second quarter of 2022 to $167.9 million compared to $182.3 million in the first quarter of 2022 due primarily to lower sales at Yaramoko as mining finished in the QV zone and mill feed was supplemented by stockpiles reducing head grade delivered to the mill and lower head grades at San Jose. Mine operating income was lower as a result of lower sales as well as a $4.0 million write-down of inventory to net realizable value and an increase in costs due to inflationary pressures. Net income decreased $25.3 million compared to the first quarter of 2022 primarily due to the factors described above as well as higher current taxes from the recognition of withholding taxes.

Sales decreased 8% in the first quarter of 2022 to $182.3 million compared to $198.9 million in the fourth quarter of 2021 due primarily to lower sales at Lindero as a result of the impacts of COVID-19 at the mine and due to lower head grades at San Jose. Operating income was in line with the previous quarter as higher mine operating income was offset by the $2.1 million write-off due to the termination of a property agreement for the Santa Fe Property in Mexico and an increase in foreign exchange losses in the quarter. Net income increased $10.4 million compared to the fourth quarter of 2021 primarily due to lower current and deferred taxes.

Sales increased 22% in the fourth quarter of 2021 to $198.9 million compared to $162.6 million in the third quarter of 2021 due primarily to higher sales at Lindero and San Jose. Sales at Lindero increased to $65.6 million from $41.6 million, and sales from San Jose increased to $56.7 million from $48.0 million. Operating income was 78% higher in the fourth

Fortuna | 19

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

quarter of 2021 due primarily to an increase in gold ounces sold at Lindero and higher metal prices and the impact of the SGM royalty settlement in the fourth quarter of 2021.

Sales increased 35% in the third quarter of 2021 to $162.6 million compared to $120.5 million in the second quarter of 2021 due primarily to the $49.0 million of sales from Yaramoko, higher sales at Lindero, which increased to $41.6 million from $34.0 million, higher sales at Caylloma, which increased to $28.1 million from $26.0 million, offset partly by lower sales at San Jose, which decreased to $48.0 million from $59.0 million. Mine operating income decreased 2% in the third quarter of 2021 due primarily to the settlement payment related to the disputed SGM royalty claim, partly offset by the contributions from Yaramoko.

Precious Metal Prices Trends

For the three months ended March 31, 2023, the sale of silver and gold ounces represents approximately 89% of the Company’s sales revenue while lead and zinc make up the remaining 11%. Therefore, the prices of silver and gold are the most dominant factors in determining the Company’s profitability and cash flow from operations. The prices of gold and silver are subject to volatile fluctuations over short periods of time and can be affected by numerous macroeconomic conditions, including supply and demand factors, value of the U.S. dollar, interest rates, and global economic and political issues.  The Company’s financial performance is expected to continue to be closely linked to the prices of silver and gold.

For the three months ended March 31, 2023 gold traded between a low of $1,811 and a high of $1,994 per ounce and an average of $1,890 based on the London Bullion Market Association PM Fix. Silver traded in a range of $20.09 and $24.44 over the same period. While higher volatility will have an impact on the revenue and cash flow of the Company it is not expected to impact the Company’s current capital plans.

Fortuna | 20

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

LIQUIDITY AND CAPITAL RESOURCES

Cash and Cash Equivalents

The Company had cash and cash equivalents of $84.7 million as at March 31, 2023, an increase of $4.2 million since the beginning of the year. The increase was due primarily to $41.8 million of net cash generated from operations and a drawdown of $25.0 million from the Company’s revolving credit facility, offset by $59.6 million of net cash used in investing activities primarily for construction and pre-production expenditures at Séguéla.

The Company’s investment objectives for its cash balances, in order of priority, are to preserve capital, to ensure liquidity, and to maximize returns. The Company’s strategy to achieve these objectives is to invest its excess cash balance in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors of the Company. The Company does not own any asset-based commercial paper or other similar at-risk investments in its investment portfolios.

Working Capital

Working capital (refer to Non-IFRS Financial Measures) at March 31, 2023 increased $8.0 million during the quarter to $125.6 million, due primarily to a $4.2 million increase in cash and cash equivalents and a $4.6 million increase in other assets partially offset by a $3.2 million increase in trade and other payables.

Capital Resources

The Company maintains a $250 million revolving credit facility (“Credit Facility”). As at March 31, 2023 the company had drawn down $205 million of the available credit. The Credit Facility has a term of four years and a step down to $175 million on November 4, 2024. Interest accrues on SOFR loans under the Credit Facility at SOFR plus an applicable margin of 2.25% to 3.25% which varies depending on the consolidated leverage levels of the Company.

The Credit Facility includes covenants customary for a facility of this nature including, among other matters, reporting requirements, and positive, negative, and financial covenants set out in therein. As at March 31, 2023, the Company was in compliance with all of the covenants under the Credit Facility.

As at	March 31, 2023	December 31, 2022	Change
Cash and cash equivalents	84.7	80.5	4.2
Credit facility	250.0	250.0	-
Total liquidity available	334.7	330.5	4.2
Amount drawn on credit facility	(205.0)	(180.0)	(25.0)
Net liquidity position	129.7	150.5	(20.8)

Figures may not add due to rounding

On January 5, 2023, the Company announced that it had received notice of a resolution (“SEMARNAT Resolution”) from the Secretaría de Medio Ambiente y Recursos Naturales (“SEMARNAT”) which provides that SEMARNAT has annulled and is re-assessing the 12-year extension to the environmental impact authorization (“EIA”) for the San Jose Mine that it had granted to Cuzcatlan in December 2022.

Cuzcatlan initiated legal proceedings (the “Mexican Legal Proceedings”) in the Mexican Federal Administrative Court (the “Court”) to contest and revoke the annulment of the EIA. The Court has admitted the Mexican Legal Proceedings, and on March 10, 2023, Minera Cuzcatlan received notice that the Court has granted it a permanent injunction which allows the San Jose mine to continue to operate under the terms of the 12-year EIA until the determination of the Mexican Legal Proceedings.

Fortuna | 21

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Until the determination of the Mexican Legal Proceedings, the Company has agreed with its lenders to certain temporary restrictions under the Amended Credit Facility as follows:

●	Until the date that the Company receives a positive decision in the Mexican Legal Proceedings, the following conditions will apply:

o	The Company may not exercise the $50 million accordion feature.

o	The Company must maintain a minimum cash balance of $70 million. In the event, that the Company fails to maintain this minimum requirement over a period of 30 days, the availability of the credit under the facility will be reduced to $200 million. The credit availability will revert to $250 million once the Company re-establishes the minimum cash balance requirement over a period of 30 days.

o	The Company cannot make any distributions, cash-based permitted acquisition and investments, nor any discretionary expansionary capital expenditures (other than those related to the completion of the Séguéla Project).

o	The Company is required to hedge 25 % of its forecasted consolidated gold production for the period from February 14 to June 15, 2023. Hedges have been put in place as required through a zero costs collar with a weighted average floor price of $1,800 per ounce and a cap of $1,921 per ounce.

o	The Company may not make investments in or provide financial assistance to non-guaranteeing subsidiaries in excess of $3,000,000.

●	In the event that: (1) the permanent injunction ceases to be in effect; (2) the Court upholds the SEMARNAT Resolution, (3) an Administrative Authority issues a resolution to cease operations at the San Jose Mine, or (4) a positive decision in the Mexican Legal Proceedings is not received before March 31, 2024, the availability under the Amended Credit Facility will be reduced to nil, and an event of default will occur thereunder.

In the first quarter of 2023, central banks around the world continued to raise interest rates to combat high rates of inflation. This has resulted in a significant increase in SOFR rates and the interest rate that is charged on the Company’s Credit Facility. The Company continues to monitor its cash management strategy and may make greater use of its own cash reserves to fund the construction of Séguéla, fund corporate activities or pay down debt. This may have an impact of increasing income taxes for the year where withholding taxes are paid to repatriate funds from our foreign subsidiaries.

The Russian invasion of Ukraine continues to impact the global economy. In the event of an extended conflict in Ukraine, or in the event that more rigorous capital controls are implemented in Argentina, the Company may be required to raise additional debt or equity. There is no assurance that the lenders will agree to such a request or that financing will be available to the Company on terms acceptable to it.

The Company does not have unlimited financial resources and there is no assurance that sufficient additional funding or financing will be available when needed by the Company or its direct and indirect subsidiaries on acceptable terms, or at all, to further explore or develop its properties or to fulfill its obligations under any applicable agreements.  Fortuna is a multinational company and relies on financial institutions worldwide to fund corporate and project needs.  Instability of large financial institutions may impact the ability of the Company to obtain equity or debt financings in the future and, if obtained, on terms that may not be favorable to the Company. Disruptions in the capital and credit markets as a result of uncertainty, geo-political events, changing or increased regulations of financial institutions, reduced alternatives or failures of significant financial institutions could adversely affect the Company’s access to the liquidity needed for the business in the longer term.

Fortuna | 22

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

The Company may incur substantial debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If the Company does so, the risks related to the Company’s indebtedness could intensify, including: (i) increased difficulty in satisfying existing debt obligations (ii) limitations on the ability to obtain additional financings, or imposed requirements to make non-strategic divestures (iii) impose hedging requirements (iv) imposed restrictions on the Company’s cash flows, for debt repayments or capital expenditures (v) increased vulnerability to general adverse economic and industry conditions (vi) interest rate risk exposure as borrowings may be at variable rates of interest (vii) decreased flexibility in planning for and reacting to changes in the mining industry (viii) reduced competitiveness versus less leveraged competitors, and (ix) increased cost of borrowings.

Subject to the various risks and uncertainties, as explained in the Risks and Uncertainties section of this MD&A, management believes the Company’s mining operations will generate sufficient cash flows and the Company has sufficient available credit lines and cash on hand to fund planned capital and exploration programs.

The Company has contingencies and capital commitments as described in Note 25 “Contingencies and Capital Commitments” in the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2023. From time to time, the Company may also be involved in legal proceedings that arise in the ordinary course of its business.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

FINANCIAL INSTRUMENTS

The Company does not utilize complex financial instruments in hedging foreign exchange or interest exposure. Any hedging activity requires approval of the Company’s Board of Directors. The Company will not hold or issue derivative instruments for speculative or trading purposes.

Provisional priced trade receivables of $27.0 million, a forward sales contracts liability totaling $1.6 million are the Company’s only level 2 fair valued instruments and no level 3 instruments are held.

Provisionally priced trade receivables are valued using forward London Metal Exchange prices until final prices are settled at a future date. The forward sales, and forward foreign exchange contracts liabilities are valued based on the present value of the estimated contractual cash flows. Estimates of future cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. These are discounted using a yield curve, and adjusted for credit risk of the Company or the counterparty.

Refer to the Risks and Uncertainties section of this MD&A for a discussion on credit risk, metal price risk, currency risk, and interest rate risk related to these financial instruments. See note 3 (section r) and Note 26 of the 2022 Financial Statements for a discussion of the Company’s use of financial instruments, including a description of liquidity risks associated with such instruments.

Fortuna | 23

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

SHARE POSITION & OUTSTANDING OPTIONS & EQUITY BASED SHARE UNITS

The Company has 290,882,649 common shares outstanding as at May 15, 2023. In addition, there were 2,438,379 outstanding equity-settled share-based awards as follows:

Incentive stock options	134,901
Restricted share units	406,487
Performance share units	1,896,991
Total	2,438,379

An aggregate of 963,036 share-settled performance units issued by the Company are subject to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets.

As at March 31, 2023 the Company has $45.9 million of debentures that are convertible at the holder’s option into common shares in the capital of the Company at a conversion price of $5.00 per share, representing a conversion rate of 200 Common Shares per $1,000 principal amount of Debentures, subject to adjustment in certain circumstances.  Subject to certain exceptions in connection with a change of control of the Company, the Debentures were not redeemable by the Company prior to October 31, 2022. Between November 1, 2022 and prior to October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the Common Shares on the NYSE for the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of the redemption is given is at least 125% of the Conversion Price. On and after October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest regardless of the trading price of the Common Shares. The Debentures mature on October 31, 2024 and bear interest at a rate of 4.65% per annum, payable semi-annually in arrears on the last business day of April and October, commencing on April 30, 2020.

Subject to applicable securities laws and regulatory approval and provided that no event of default has occurred and is continuing, the Company may, at its option, elect to satisfy its obligation to pay the principal amount of the Debentures and accrued and unpaid interest on the redemption date and the maturity date, in whole or in part, through the issuance of Common Shares, by issuing and delivering that number of Common Shares, obtained by dividing the principal amount of the Debentures and all accrued and unpaid interest thereon by 95% of the current market price (as defined in the Debenture Indenture) on such redemption date or maturity date, as applicable.

Normal Course Issuer Bid

On April 28, 2023 the Company announced a renewal of its Normal Course Issuer Bid Program. Refer to “Corporate Developments” above.

RELATED PARTY TRANSACTIONS

The Company has entered into the following related party transactions during the three months ended March 31, 2023 and 2022:

(a)   Key Management Personnel

During the three months ended March 31, 2023 and 2022, the Company was charged for consulting services by Mario Szotlender, a director of the Company.

Fortuna | 24

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Amounts paid to key management personnel were as follows:

	Three months ended March 31,
(Expressed in $ thousands)	2023	2022
Salaries and benefits	2,829	3,259
Directors fees	207	302
Consulting fees	16	18
Share-based payments	1,260	6,498
	4,312	10,077

NON-IFRS FINANCIAL MEASURES

The Company has disclosed certain financial measures and ratios in this MD&A which are not defined under IFRS and are not disclosed in the Financial Statements, including but not limited to: cash cost per ounce of gold; all-in sustaining cash cost per ounce of gold sold; all-in cash cost per ounce of gold sold; total production cash cost per tonne; cash cost per payable ounce of silver equivalent; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; free cash flow and free cashflow from ongoing operations; adjusted net income; adjusted EBITDA and working capital.

These non-IFRS financial measures and non-IFRS ratios are widely reported in the mining industry as benchmarks for performance and are used by Management to monitor and evaluate the Company's operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS. The Company has calculated these measures consistently for all periods presented.

The following table outlines the non-IFRS financial measures and ratios, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Silver Equivalent Ounces Sold

Silver equivalent ounces are calculated by converting other metal production to its silver equivalent using relative metal/silver metal prices at realized prices and adding the converted metal production expressed in silver ounces to the ounces of silver production.

		Silver Ounces Sold	Management believes this provides a consistent way to measure costs and performance.
Cash Costs

Cash costs include all direct and indirect operating cash costs related directly to the physical activities of producing metals, including mining and processing costs, third-party refining and treatment charges, on-site general and administrative expenses, applicable production taxes and royalties which are not based on sales or taxable income calculations , net of by-product credits, but are exclusive of the impact of non-cash items that are included as part of the cost of sales that is calculated in the consolidated Income Statement including depreciation and depletion, reclamation, capital, development and exploration costs.

Cost of Sales

Management believes that cash cost and AISC measures provide useful information regarding the Company's ability to generate operating earnings and cash flows from its mining operations, and uses such measures to monitor the performance of the Company's mining operations. In addition, the Company believes that each measure provides useful information to investors in comparing, on a mine-by-mine basis, our operations relative performance on a period-by-period basis, against our competitors operations.

Fortuna | 25

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Cash Cost Per Tonne	This ratio is calculated by dividing Cash Costs by the number of tonnes milled in the period.
Cash Cost Per Ounce	This ratio is calculated by dividing cash costs by gold or silver equivalent ounces sold in the period.
All-In Sustaining Costs (AISC)

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted AISC and all-in sustaining cost measures based on guidance published by World Gold Council ("WGC"). The Company conforms its AISC and all-in cash cost definitions to that set out in the guidance and the Company has presented the cash cost figures on a sold ounce basis.

We define All-in Sustaining Costs as total production cash costs incurred at the applicable mining operation but excludes mining royalty recognized as income tax within the scope of IAS-12, as well as non-sustaining capital expenditures. Sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfield exploration expenditures are added to the cash cost. AISC is estimated at realized metal prices.

AISC per Ounce Sold	This ratio is calculated by dividing AISC by gold or silver equivalent ounces sold in the period.
All-In Costs	All-In Costs is calculated consistently with AISC but is inclusive of non-sustaining capital.
Free cash Flow From Ongoing Operations

Free cash flow from ongoing operations is defined as net cash provided by operating activities, including Lindero commissioning, less sustaining capital expenditures and current income tax expense and adding back income taxes paid, changes in long-term receivable sustaining capital expenditures, one time transaction costs, payments of lease liabilities and other non-recurring items.

		Net Cash Provided by Operating Activities	This non-IFRS measure is used by the Company and investors to measure the cash flow available to fund the Company’s growth through investments and capital expenditures.
Adjusted Net Income

Adjusted net income excludes the after-tax impact of specific items that are significant, which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as foreign exchange gains (losses) related to the construction of the Séguéla Mine, gains and losses and other one-time costs related to acquisitions, impairment charges (reversals), and certain non-recurring items. Although some of the items are recurring, such as; loss on disposal of assets and non-hedge derivative gains and losses, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results.

Net Income

Management believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information and information obtained from conventional IFRS measures to evaluate the Company’s performance.

Fortuna | 26

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure which is calculated as net income before interest, taxes, depreciation, and amortization, adjusted to exclude specific items that are significant, but not reflective of the Company's underlying operations, such as foreign exchange gains (losses) related to the construction of the Séguéla Mine, gains and losses and other one-time costs related to acquisitions, impairment charges (reversals), unrealized gains (losses) on derivatives and certain non-recurring items, included in “Other expenses” on the Consolidated Income Statement. Other companies may calculate Adjusted EBITDA differently.

Net Income

Management believes that adjusted EBITDA provides valuable information as an indicator of the Company’s ability to generate operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Adjusted EBITDA is also a common metric that provides additional information used by investors and analysts for valuation purposes based on an observed or inferred relationship between adjusted EBITDA and market value.

Working Capital	Working capital is non-IFRS measure which is calculated by subtracting current liabilities from current assets.	Current Assets, Current Liabilities	Management believes that working capital is a useful indicator of the liquidity of the Company.

Fortuna | 27

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Cash Cost per Ounce of Gold Sold

The following tables presents a reconciliation of cash cost per ounce of gold sold to the cost of sales in the March 31, 2023 Condensed Interim Unaudited Financial Statements for the three months ended March 31, 2023 and 2022:

Lindero Mine		Three months ended March 31,
(Expressed in $'000's, except unit costs)		2023	2022
Cost of sales		41,725	35,867
Changes in doré inventory		(1,331)	1,017
Inventory adjustment		15	739
Export duties		(3,926)	(4,008)
Depletion and depreciation		(13,192)	(12,009)
By product credits		(799)	-
Production cash cost[1]		22,492	21,607
Changes in doré inventory		1,331	(1,017)
Realized gain in diesel hedge		-	(782)
Cash cost applicable per gold ounce sold	A	23,823	19,808
Ounces of gold sold	B	26,739	28,607
Cash cost per ounce of gold sold[1] ($/oz)	=A/B	891	692

Yaramoko Mine		Three months ended March 31,
(Expressed in $'000's, except unit costs)		2023	2022
Cost of sales		44,863	38,041
Changes in doré inventory		-	(1,320)
Export duties		(3,362)	(3,333)
Depletion and depreciation		(17,368)	(14,028)
By product credits		-	(5)
Production cash cost		24,133	19,355
Changes in doré inventory		-	1,320
Refining charges		-	155
Cash cost applicable per gold ounce sold	A	24,133	20,830
Ounces of gold sold	B	29,472	29,530
Cash cost per ounce of gold sold ($/oz)	=A/B	819	705

Cash Cost per Ounce of Gold Equivalent Sold

The following tables presents a reconciliation of cash cost per ounce of gold equivalent sold to the cost of sales in the March 31, 2023 Condensed Interim Unaudited Financial Statements for the three months ended March 31, 2023 and 2022:

Consolidated	Three months ended March 31,
(Expressed in $'000's, except unit costs)	2023	2022
Cost of sales	135,219	118,828
Changes in concentrate inventory and dore inventory	(1,534)	(115)
Cost of sales-Right of use	694	-
Depletion and depreciation in concentrate inventory	(173)	(147)
Inventory adjustment	111	2,222
Royalties, export duties and mining taxes	(8,711)	(8,980)
Provision for community support	(25)	(126)
Workers' participation	(463)	(1,340)
Depletion and depreciation	(43,955)	(37,738)
By product credits	(799)	(5)
Production cash cost	80,364	72,599

Fortuna | 28

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Changes in concentrate inventory and dore inventory		1,534	115
Cost of sales-Right of use		(694)	-
Depletion and depreciation in concentrate inventory		173	147
Inventory adjustment		(96)	(1,483)
Realized gain in diesel hedge		-	(782)
Treatment charges		5,038	4,786
Refining charges		1,191	638
Cash cost applicable per gold equivalent ounce sold	A	87,511	76,021
Ounces of gold equivalent sold	B	95,541	98,448
Cash cost per ounce of gold equivalent sold ($/oz)	=A/B	916	772

Fortuna | 29

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

All-in Sustaining Cash Cost and All-in Cash Cost per Ounce of Gold Sold

The following tables shows a breakdown of the all-in sustaining cash cost per ounce of gold sold and all-in cash cost per ounce of gold sold for the three months ended March 31, 2023 and 2022:

Lindero Mine	Three months ended March 31,
(Expressed in $'000's, except unit costs)	2023	2022
Cash cost applicable	23,823	19,808
Export duties and mining taxes	3,926	4,008
General and administrative expenses (operations)	1,992	1,905
Adjusted operating cash cost	29,741	25,721
Sustaining leases	598	705
Sustaining capital expenditures[1]	7,745	3,125
Brownfields exploration expenditures[1]	-	144
All-in sustaining cash cost	38,084	29,695
Non-sustaining capital expenditures[1]	187	169
All-in cash cost	38,271	29,864
Ounces of gold sold	26,739	28,607
All-in sustaining cash cost per ounce of gold sold	1,424	1,038
All-in cash cost per ounce of gold sold	1,431	1,044
[1] Presented on a cash basis

Yaramoko Mine	Three months ended March 31,
(Expressed in $'000's, except unit costs)	2023	2022
Cash cost applicable	24,133	20,830
Export duties and mining taxes	3,362	3,333
General and administrative expenses (operations)	889	410
Adjusted operating cash cost	28,384	24,573
Sustaining leases	1,359	1,435
Sustaining capital expenditures[1]	13,549	7,361
Brownfields exploration expenditures[1]	1,191	488
All-in sustaining cash cost	44,483	33,857
All-in cash cost	44,483	33,857
Ounces of gold sold	29,472	29,530
All-in sustaining cash cost per ounce of gold sold	1,509	1,147
All-in cash cost per ounce of gold sold	1,509	1,147
[1] Presented on a cash basis

All-in Sustaining Cash Cost and All-in Cash Cost per Ounce of Gold Equivalent Sold

The following tables shows a breakdown of the all-in sustaining cash cost per ounce of gold sold equivalent for the three months ended March 31, 2023 and 2022:

Consolidated	Three months ended March 31,
(Expressed in $'000's, except unit costs)	2023	2022
Cash cost applicable	87,511	76,021
Royalties, export duties and mining taxes	8,711	8,980
Workers' participation	538	1,614
General and administrative expenses (operations)	5,827	4,963
General and administrative expenses (Corporate)	8,681	11,339
Adjusted operating cash cost	111,268	102,917
Care and maintenance costs (impact of COVID-19)	-	2
Sustaining leases	2,975	3,005

Fortuna | 30

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Sustaining capital expenditures[3]	27,876	18,010
Brownfields exploration expenditures[3]	2,483	2,485
All-in sustaining cash cost	144,602	126,419
Payable ounces of gold equivalent sold	95,541	98,448
All-in sustaining cash cost per ounce of gold equivalent sold	1,514	1,284

Gold equivalent was calculated using the realized prices for gold of $1,893/oz Au, $22.5/oz Ag, $2,256/t Pb, and $3,197/t Zn for Q1 2023 and using the realized prices for gold of $1,884/oz Au, $24.2/oz Ag, $2,331/t Pb, and $3,736/t Zn for Q1 2022

Fortuna | 31

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Production Cash Cost per Tonne and Cash Cost per Payable Ounce of Silver Equivalent Sold

The following tables present a reconciliation of production cash cost per tonne and cash cost per payable ounce of silver equivalent sold to the cost of sales in the March 31, 2023 Condensed Interim Unaudited Financial Statements for the three months ended March 31, 2023 and 2022:

San Jose Mine		Three months ended March 31,
(Expressed in $'000's, except unit costs)		2023	2022
Cost of sales		32,523	28,899
Changes in concentrate inventory		71	77
Cost of sales-right of use		133	-
Depletion and depreciation in concentrate inventory		(29)	(21)
Inventory adjustment		(129)	537
Royalties and mining taxes		(1,257)	(1,392)
Workers participation		(17)	(727)
Depletion and depreciation		(9,912)	(8,287)
Cash cost[3]	A	21,383	19,086
Total processed ore (tonnes)	B	246,736	250,947
Production cash cost per tonne[3] ($/t)	=A/B	86.66	76.05
Cash cost[3]	A	21,383	19,086
Changes in concentrate inventory		(71)	(77)
Depletion and depreciation in concentrate inventory		29	21
Inventory adjustment		129	(537)
Treatment charges		(220)	872
Refining charges		944	91
Cash cost applicable per payable ounce sold[3]	C	22,194	19,456
Payable ounces of silver equivalent sold[1]	D	1,944,265	1,867,871
Cash cost per ounce of payable silver equivalent sold[2,3] ($/oz)	=C/D	11.42	10.42
Mining cost per tonne[3]		39.05	37.45
Milling cost per tonne		20.39	18.01
Indirect cost per tonne		19.56	14.63
Community relations cost per tonne		1.85	4.84
Distribution cost per tonne		5.81	1.12
Production cash cost per tonne[3] ($/t)		86.66	76.05
1 Silver equivalent sold for Q1 2023 is calculated using a silver to gold ratio of 81.2:1 (Q1 2022: 77.9:1).
[2] Silver equivalent is calculated using the realized prices for gold and silver. Refer to Financial Results – Sales and Realized Prices

Fortuna | 32

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Caylloma Mine		Three months ended March 31,
(Expressed in $'000's, except unit costs)		2023	2022
Cost of sales		16,108	16,021
Changes in concentrate inventory		(274)	111
Cost of sales-right of use		561	-
Depletion and depreciation in concentrate inventory		(144)	(126)
Inventory adjustment		225	272
Royalties and mining taxes		(166)	(247)
Provision for community support		(25)	(126)
Workers participation		(446)	(613)
Depletion and depreciation		(3,483)	(3,414)
Cash cost[3]	A	12,356	11,878
Total processed ore (tonnes)	B	125,996	132,574
Production cash cost per tonne[3] ($/t)	=A/B	98.07	89.60
Cash cost	A	12,356	11,878
Changes in concentrate inventory		274	(111)
Depletion and depreciation in concentrate inventory		144	126
Inventory adjustment		(225)	(272)
Treatment charges		5,259	3,914
Refining charges		247	392
Cash cost applicable per payable ounce sold[3]	C	18,055	15,927
Payable ounces of silver equivalent sold[1]	D	1,373,699	1,285,610
Cash cost per ounce of payable silver equivalent sold[2,3] ($/oz)	=C/D	13.14	12.39
Mining cost per tonne		43.06	35.29
Milling cost per tonne		15.68	16.23
Indirect cost per tonne		29.40	30.60
Community relations cost per tonne		0.61	7.04
Distribution cost per tonne		9.32	0.45
Production cash cost per tonne[3] ($/t)		98.07	89.60

1 Silver equivalent sold for Q1 2023 is calculated using a silver to gold ratio of 0.0:1 (Q1 2022: 76.9:1), silver to lead ratio of 1:22.3 pounds (Q1 2022: 1:22.5), and silver to zinc ratio of 1:15.7 pounds (Q1 2022: 1:14.0).

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices

Fortuna | 33

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver Equivalent Sold

The following tables show a breakdown of the all-in sustaining cash cost per silver equivalent ounce payable for the three months ended March 31, 2023 and 2022:

San Jose Mine	Three months ended March 31,
(Expressed in $'000's, except unit costs)	2023	2022
Cash cost applicable[4]	22,194	19,456
Cost of sales-right of use	(133)	-
Royalties and mining taxes	1,257	1,392
Workers' participation	21	909
General and administrative expenses (operations)	1,802	1,590
Adjusted operating cash cost[4]	25,141	23,347
Care and maintenance costs (impact of COVID-19)	-	2
Sustaining leases	162	157
Sustaining capital expenditures[3]	3,772	3,575
Brownfields exploration expenditures[3]	1,088	1,529
All-in sustaining cash cost	30,163	28,610
Non-sustaining capital expenditures[3]	269	415
All-in cash cost	30,432	29,025
Payable ounces of silver equivalent sold[1]	1,944,265	1,867,871
All-in sustaining cash cost per ounce of payable silver equivalent sold[2]	15.51	15.32
All-in cash cost per ounce of payable silver equivalent sold[2]	15.65	15.54
1 Silver equivalent sold for Q1 2023 is calculated using a silver to gold ratio of 81.2:1 (Q1 2022: 77.9:1).
[2] Silver equivalent is calculated using the realized prices for gold and silver. Refer to Financial Results - Sales and Realized Prices
[3] Presented on a cash basis

Caylloma Mine	Three months ended March 31,
(Expressed in $'000's, except unit costs)	2023	2022
Cash cost applicable[4]	18,055	15,927
Cost of sales-right of use	(561)	-
Royalties and mining taxes	166	247
Workers' participation	517	705
General and administrative expenses (operations)	1,144	1,058
Adjusted operating cash cost[4]	19,321	17,937
Sustaining leases	856	708
Sustaining capital expenditures[3]	2,810	3,949
Brownfields exploration expenditures[3]	204	324
All-in sustaining cash cost	23,191	22,918
All-in cash cost	23,191	22,918
Payable ounces of silver equivalent sold[1]	1,373,699	1,285,610
All-in sustaining cash cost per ounce of payable silver equivalent sold[2]	16.88	17.83
All-in cash cost per ounce of payable silver equivalent sold[2]	16.88	17.83

1 Silver equivalent sold for Q1 2023 is calculated using a silver to gold ratio of 0.0:1 (Q1 2022: 76.9:1), silver to lead ratio of 1:22.3 pounds (Q1 2022: 1:22.5), and silver to zinc ratio of 1:15.7 pounds (Q1 2022: 1:14.0).

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
[3] Presented on a cash basis

Fortuna | 34

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Free Cash Flow from Ongoing Operations

The following table presents a reconciliation of free cash flow from ongoing operations to net cash provided by operating activities, the most directly comparable IFRS measure, for the three months ended March 31, 2023 and 2022:

	Three months ended March 31,
(Expressed in millions)	2023	2022

Net cash provided by operating activities	41.8	33.2
Adjustments
Additions to mineral properties, plant and equipment	(30.4)	(20.5)
Mexican royalty payment	-	-
Other adjustments	(2.9)	(3.1)
Free cash flow from ongoing operations	8.5	9.6

Figures may not add due to rounding

Adjusted Net Income

The following table presents a reconciliation of the adjusted net income from net income, the most directly comparable IFRS measure, for the three months ended March 31, 2023 and 2022:

	Three months ended March 31,
(Expressed in millions)	2023	2022
Net (loss) income	11.9	27.0
Adjustments, net of tax:
Foreign exchange loss, Séguéla Project	-	0.6
Write off of mineral properties	-	1.5
Unrealized loss (gain) on derivatives	1.0	2.3
Impairment of mineral properties, plant and equipment	-	-
Accretion on right of use assets	0.6	0.6
Other non-cash/non-recurring items	(0.3)	1.3
Adjusted net income	13.2	33.3
[1] Amounts are recorded in Cost of sales
[2] Amounts are recorded in General and Administration

Figures may not add due to rounding

Fortuna | 35

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Adjusted EBITDA

The following table presents a reconciliation of Adjusted EBITDA from net income, the most directly comparable IFRS measure, for the three months ended March 31, 2023 and 2022:

	Three months ended March 31,
(Expressed in millions)	2023	2022
Net (loss) income	11.9	27.0
Adjustments:
Community support provision and accruals	(0.1)	-
Foreign exchange loss, Séguéla Project	-	0.6
Net finance items	2.6	2.8
Depreciation, depletion, and amortization	44.4	38.1
Income taxes	7.9	6.8
Other non-cash/non-recurring items	(1.4)	5.0
Adjusted EBITDA	65.3	80.3

Figures may not add due to rounding

Working Capital

The following table presents a calculation of working capital for the three months ended March 31, 2023 and 2022:

	Three months ended March 31,
	2023	2022
Current Assets	$264,782	$252,712
Current Liabilities	139,168	135,080
Working Capital	$125,614	$117,632

Qualified Person

Eric Chapman, P.Geo (EGBC #36328), Senior Vice-President of Technical Services for the Company, is a Qualified Person (as defined by National Instrument 43-101–Standards of Disclosure for Mineral Projects) (“NI 43-101”).  Mr. Chapman has reviewed and approved the scientific and technical information pertaining to the production results for each of the Lindero, Yaramoko, San Jose and Caylloma mines contained in this MD&A and has verified the underlying data.

Raul Espinoza, F.AusIMM CP, Director of Technical Services for the Company is a Qualified Person as defined by NI 43-101, and has reviewed and approved the scientific and technical information pertaining to the Séguéla Project contained in this MD&A and has verified the underlying data.

Other Information, Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Company’s most recent Annual Information Form that is available at www.sedar.com and www.sec.gov/edgar.shtml.

Fortuna | 36

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

RISKS AND UNCERTAINTIES

The Company is exposed to many risks in conducting its business, including but not limited to metal price risk as the Company derives its revenue from the sale of silver, gold, lead and zinc; credit risk in the normal course of business; foreign exchange risk as the Company reports its financial statements in U.S. dollars whereas the Company operates in jurisdictions that conducts its business in other currencies; the inherent risks of uncertainties in estimating mineral reserves and mineral resources; the risks related to the construction of an open pit gold mine at the Séguéla Gold Project and the anticipated timing of production at the mine; rising rates of inflation which impact the costs of production; risks related to widespread epidemics or pandemics such as further outbreaks of COVID-19; political risks, capital controls risk and the limitations on the repatriation of operating cash flows, environmental risks; risks related to the ability of the Company to obtain permits for its operations, including the reconfirmation of the 12 year extension of the EIA at the San Jose mine; and risks related to its relations with employees. These and other risks are described below and in the 2022 Financial Statements, its Annual Information Form which is available on SEDAR at www.sedar.com, and its Form 40-F filed with the SEC. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to the Company’s business.

Foreign Jurisdiction Risk

As at the date of the MD&A, the Company currently conducts its operations in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, and Peru.  All these jurisdictions are potentially subject to a number of political and economic risks, including those described in the following section. The Company is unable to determine the impact of these risks or its future financial position or results of operations and the Company’s exploration, development, and production activities may be substantially affected by factors outside of the Company’s control.  These potential factors include but are not limited to royalty and tax increases or claims by governmental bodies, expropriation or nationalization, lack of an independent judiciary, foreign exchange controls, capital and currency controls, import and export regulations, cancellation or renegotiation of contracts, and environmental and permitting regulations. The Company has no political risk insurance coverage against these risks

The majority of the Company’s production and revenue to March 31, 2023 was derived from its operations in Argentina, Mexico, Burkina Faso and Peru.  As the Company’s business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including the following: expropriation or nationalization without adequate compensation especially in Argentina which has a history of expropriation where the Company operates the Lindero Mine; changing political and fiscal regime, including the military coups in Burkina Faso in January and September 2022, and economic and regulatory instability; the unexpected change of Government in Côte d'Ivoire in April 2022; unanticipated changes to royalty and tax regulations; unreliable and undeveloped infrastructure, labour unrest, and labour scarcity; difficulty procuring key equipment and components for equipment; import and export regulation and restrictions; the imposition of capital controls which may affect the repatriation of funds; high rates of inflation; extreme fluctuations in foreign exchange rates and the imposition of currency controls; inability to obtain fair dispute resolution or judicial determination because of bias, corruption or abuse of power; difficulties enforcing judgments; difficulties understanding and complying with regulatory and legal framework with respect to ownership and maintenance of mineral properties, mines and mining operations, local opposition to mine development projects, which include the potential for violence, property damage and frivolous or vexatious claims; terrorism and hostage taking; military repression and increased likelihood of international conflicts or aggression; increased public health concerns. Certain of these risks and uncertainties are prevalent in the jurisdictions where the Company operates.

There can be no assurance that these measures will not be extended or that more restrictive measures will be put in place in the countries in which the Company operates, which may result in the suspension of operations or construction at the Company’s mines on a short or long-term basis.

Fortuna | 37

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

In early December, 2022, Pedro Castillo, the former President of Peru, was removed from office and replaced by Dina Boluarte, Peru's former Vice President.  Subsequent to these political changes, the country has encountered increasing tensions, protests, and social unrest.  The protests, which mainly occurred in the south of the country, have continued into 2023 and the civil unrest has caused disruptions to business and supply chains.  The Company’s operations have not been significantly impacted to date, but the Company has encountered disruptions to its supply chain and delays in delivering concentrates to port.  Any prolonged disruptions may have an adverse affect on our operations, which could have an adverse effect on the Company’s financial results and cash flows.  The Company continues to monitor the situation and to mitigate the risks caused by the challenges.

Estimating Mineral Resources and Mineral Reserves

There is a degree of uncertainty attributable to the estimation of Mineral Resources, Mineral Reserves, and expected mineral grades.  Until mineral deposits are actually mined and processed, Mineral Resources and Mineral Reserves must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.

Mineral Resources and Mineral Reserves may require revision based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs and reduced metallurgical recovery rates, may render certain Mineral Reserves uneconomic and may ultimately result in a restatement of Mineral Resources and/or Mineral Reserves. Short-term operating factors relating to the Mineral Resources and Mineral Reserves, such as the need for sequential development of ore bodies, may adversely affect the Company’s profitability in any accounting period. Estimates of operating costs are based on assumptions including those relating to inflation and currency exchange, which may prove incorrect. Estimates of mineralization can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small scale tests will be duplicated in large scale tests under onsite conditions or in production scale. Amendments to mine plans and production profiles may be required as the amount of Mineral Resources changes or upon receipt of further information during the implementation phase of the project. Extended declines in market prices for gold, silver, and other metals may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reduction in estimates of mineralization, or in the Company’s ability to develop its properties and extract and sell such minerals, could have a material adverse effect on the Company's results of operations or financial condition.

Mining Operations

The capital costs required by the Company’s projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable technical report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations. In addition, there can be no assurance that the Company will be able to continue to extend the production from its current operations through exploration and drilling programs.

Fortuna | 38

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Uncertainties Related to New Mining Operations

Without limiting the generality of the foregoing, Fortuna is in the process of the development and construction of an open pit mine at the Séguéla Project. Any such development or expansion project which is progressed to commercial operations will face a number of risks inherent in new mining operations.

The successful completion of the Company’s development and expansion projects requires the construction and operation of mines, processing plants and related infrastructure.  As a result, the Company is and will continue to be subject to all of the risks associated with establishing new mining operations, including:

●	the timing and cost, which can be considerable, of the construction of mining and processing facilities;
●	the availability and cost of skilled labour, mining equipment and principal supplies needed for operations;
●	the availability and cost of appropriate smelting and refining arrangements;
●	the need to maintain necessary environmental and other governmental approvals and permits;
●	the availability of funds to finance construction and development activities;
●	potential opposition from governments, non-governmental organizations, environmental groups, local groups or other stakeholders, which may delay or prevent development activities; and
●	potential increases in construction and operating costs due to changes in the cost of labour, fuel, power, materials and supplies.

It is not unusual in the mining industry for new mining operations to experience unexpected difficulties during the start-up phase or the initial production phase, resulting in production suspensions, delays and requiring more capital than anticipated. It is also common in new mining operations to experience unexpected problems, delays and costs during mine development and ramp-up to full production capacity. Such factors can add to the costs of the mine development, production and operations and/or impair production and mining activities, thereby affecting the Company’s cashflows and profitability.  Any unexpected complications and delays in the completion and successful functioning of these operational elements may result in additional costs being incurred by the Company beyond those already incurred and budgeted.  There can be no assurance that current or future development and expansion plans in respect of the Yaramoko Mine and the Séguéla Project will be successful or completed on time or on budget.

Environmental Uncertainties

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. The Company’s operations generate chemical and metals depositions in the form of tailings. The Company’s ability to obtain, maintain and renew permits and approvals, and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with the Company’s activities or of other mining companies that affect the environment, human health and safety. Environmental hazards may exist on the Company’s properties which are unknown to the Company at present and were caused by previous or existing owners or operators of the properties, for which the Company could be held liable.

Fortuna | 39

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Environmental legislation is evolving in a manner which is imposing stricter standards and enforcement, increased fines and penalties for non-compliance, in addition to more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed. Such enforcement actions may include the imposition of corrective measures requiring capital expenditure, installation of new equipment, or remedial action. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

The activities of the Company require licenses and permits from various governmental authorities. The Company currently has been granted the requisite licenses and permits to enable it to carry on its existing business and operations. On January 5, 2023, the Company announced that it had received the SEMARNAT Resolution which provides that SEMARNAT has annulled and is re-assessing the 12-year extension to the EIA for the San Jose Mine that it granted to Minera Cuzcatlan in December 2022.

Management of the Company believes that the SEMARNAT resolution is unfounded and has no merits. Minera Cuzcatlan initiated the Mexican Legal Proceedings to contest and revoke the annulment of the San Jose EIA. On March 10, 2023 the Court granted Cuzcatlan a permanent injunction which allows the San Jose Mine to continue to operate under the terms of the 12-year EIA until the determination of the Mexican Legal Proceedings.

The results of the Mexican Legal Proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the difficulty of predicting decisions and the timing required to render decisions. The process of contesting the annulment of the EIA could take away from the time and effort of the Company’s management and could force the Company to pay substantial legal fees or penalties.  Further, there can be no assurances that the resolutions of any such matters will not have a material adverse effect on the Company’s business, financial condition and results of operations.

In addition, there can be no assurance that the Company will be able to obtain all the necessary licenses and permits which may be required to carry out exploration, development and mining operations for its projects in the future. The Company might find itself in situations where the state of compliance with regulation and permits can be subject to interpretation and challenge from authorities that could carry risk of fines or temporary stoppage.

Risks of Operating in West Africa

Certain of our operations are currently conducted in West Africa, with the Yaramoko Mine in Burkina Faso and the Séguéla Project in Côte d’Ivoire, and as such as is common in other mining jurisdictions, the Company’s operations are exposed to various political, economic, and other risks and uncertainties.  The Company is subject to risks associated with operating in West Africa with its Yaramoko Mine in Burkina Faso and the Séguéla Project in Côte d’Ivoire. These risks and uncertainties include but are not limited to: civil and ethnic unrest, war (including in neighbouring countries), terrorist actions, hostage taking or detainment of personnel, military repression, criminal activity, nationalization, invalidation of governmental orders, failure to enforce existing laws, labour disputes, corruption, sovereign risk, political instability, the failure of foreign parties, courts or governments to honour or enforce contractual relations or uphold property rights, changing government regulations with respect to mining (including royalties, environmental requirements, labour, taxation, land tenure, foreign investments, income repatriation, and capital recovery), fluctuations in currency exchange and inflation rates, import and export restrictions, the expropriation of assets and property interests, as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

Fortuna | 40

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

As African governments continue to struggle with deficits and depressed economies, the strength of commodity prices has resulted in the gold mining sector being targeted as a source of revenue. Governments are continually assessing the terms for a mining company to exploit resources in their country.

Operations may also be impacted to varying degrees by the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption, or other factors that are inconsistent with the rule of law. Businesses can become involved in lengthy court cases over simple issues when rulings are not clearly defined, and the poor drafting of laws and excessive delays in the legal process for resolving issues or disputes compound such problems.

Any of the above events could delay or prevent the Company from operating, developing, or exploring its properties even if economic quantities of minerals are found and could have a material adverse impact upon the Company’s operations.

Safety and Security

The Company’s Yaramoko Mine is located in Burkina Faso and the advanced exploration Séguéla Gold Project is located in in Côte d’Ivoire.  Following instability in recent years in several West African countries, the prevailing security environment in these countries has deteriorated due to the presence of various militant secessionist and Islamist paramilitary groups, as well as the result of the January and September 2022 military coups in Burkina Faso. While additional measures have been implemented in response to ensure the security of its various assets, personnel, and contractors, and the Company continues to cooperate with regional governments, their security forces, and third parties, there can be no assurance that these measures will be successful. Any failure to maintain the security of its assets, personnel, and contractors may have a material adverse effect on the Company’s business, prospects, financial condition, and results of operations. To date, neither employees nor operations have been impacted by the security situation in Burkina Faso.

While there is no reason to believe that the Company’s employees or operations will be targeted by criminal and/or terrorist activities in the countries in which we operate, risks associated with conducting business in the region, along with the increased perception that such incidents are likely to occur, may disrupt the Company’s operations, limit its ability to hire and keep qualified personnel, and impair its access to sources of capital or insurance on terms and at rates that are commercially viable. Furthermore, although the Company has developed procedures regarding the mitigation of such risks, due to the unpredictable nature of criminal and/or terrorist activities, there is no assurance that its efforts will be able to effectively mitigate such risks and safeguard the Company’s personnel and assets.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  All of our trade receivables from concentrate sales are held with large international metals trading companies.

The Company’s cash and cash equivalents and short-term investments are held through large financial institutions. These investments mature at various dates within one year.

Fortuna | 41

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

The Company’s maximum exposure to credit risk as at March 31, 2023 and 2022 is as follows:

As at	March 31, 2023	December 31, 2022
Cash and cash equivalents	84.7	80.5
Trade and other receivables	78.4	68.2
Income tax receivable	1.0	0.7
Other non-current receivables	5.8	8.5
	169.9	157.9

Figures may not add due to rounding

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. We limit our exposure to counterparty credit risk on cash and term deposits by only dealing with financial institutions with high credit ratings and through our investment policy of purchasing only instruments with a high credit rating. Almost all of our concentrate is sold to large well-known concentrate buyers.

Metal Price Risk

The Company derives its revenue from the sale of silver, gold, lead, and zinc.  The Company’s sales are directly dependent on metal prices, and metal prices have historically shown significant volatility that is beyond the Company’s control.

The following table illustrates the sensitivity to a +/-10% change in metal prices on the Company’s outstanding trade receivables as at March 31, 2023:

Metal	Change	Effect on Sales
Silver	+/- 10%	1.0
Gold	+/- 10%	0.5
Lead	+/- 10%	0.4
Zinc	+/- 10%	0.6

Changes in the market prices of the precious metals that the Company produces affects the Company’s profitability and cashflow. Metals prices can fluctuate due to many factors including, demand, the strength of the United States dollar, currency exchange rates, inflation, global mine production levels, other general price instability. Decrease in the market price of metals can also significantly affect the value of the Company’s metal inventory, stockpiles and leach pads, and it may be necessary to record a write-down to the net realizable value as well as significantly impact the carrying value of Company’s assets.

From time to time, the Company mitigates the price risk associated with its base metal production by entering into forward sale and collar contracts for some of its forecasted base metal production and non-metal commodities. The Company has also been required to hedge 25% of its consolidated gold production for the period from February 14 to June 15, 2023. Refer to the Company’s 2022 Financial Statements for details of contracts entered into.

The gold, zinc, lead, and fuel contracts are derivative financial instruments and are not accounted for as designated hedges. They were initially recognized at fair value on the date on which the related derivative contracts were entered into and are subsequently re-measured to estimated fair value. Any gains or losses arising from changes in the fair value of the derivatives are credited or charged to profit or loss.

Currency Risk

The Company is exposed to fluctuations in foreign exchange rates as a portion of our expenses are incurred in Canadian dollars, Peruvian soles, Argentine pesos, Mexican pesos, Euro, Australian dollar, and West African CFA francs. A significant

Fortuna | 42

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

change in the foreign exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s profit or loss, financial position, or cash flows.

The following table summarizes the sensitivity to a +/-10% change in foreign currency exchange rates on the Company’s foreign currency exposure as at March 31, 2023:

Currency of foreign denominated items	Change	Effect
Mexican pesos	+/- 10%	0.9
Peruvian soles	+/- 10%	1.4
Argentine pesos	+/- 10%	0.1
Canadian dollars	+/- 10%	0.8
West African CFA franc	+/- 10%	1.9
Australian Dollar	+/- 10%	0.1
Euro	+/- 10%	0.1

Due to the volatility of the exchange rate for Argentine peso, the Company is applying additional measures in cash management to minimize potential losses arising from the conversion of funds. As discussed below in the capital management section, the Company is required to convert the equivalent value into Argentine peso from the export sale of all gold doré from the Lindero Mine. In addition, the Company would be required to obtain the prior consent of the Argentine Central Bank for the payment of cash dividends and distributions of profits out of Argentina.

The following tables summarizes the Company’s exposure to currency risk through the following assets and liabilities denominated in foreign currencies:

As at March 31, 2023 (In millions of local currency)	Canadian dollars	Peruvian soles	Mexican pesos	Argentine pesos	West African CFA Franc	Australian Dollars	Euro
Cash and cash equivalents	0.5	5.5	73.9	11.8	13,302.3	-	-
Marketable securities	0.1	-	-	-	-	-	-
Restricted cash	-	-	-	-	2,339.0	-	-
Trade and VAT receivables	0.1	1.2	73.9	2,062.9	(1,723.4)	-	-
Income tax receivable	-	6.1	13.9	-	-	-	-
VAT - long term receivable	-	-	70.5	-	-	-	-
Trade and other payables	(13.3)	(49.1)	(218.3)	(1,429.4)	(16,883.9)	(1.0)	(0.7)
Provisions, current	-	(8.0)	(11.7)	(387.9)	-	-	-
Income tax payable	0.2	-	(84.4)	-	15,772.6	(0.1)	-
Other liabilities	(0.1)	-	(9.7)	-	-	-	-
Provisions, non-current	-	(11.9)	(90.8)	-	-	-	-
Total foreign currency exposure	(12.5)	(56.2)	(182.7)	257.4	12,806.6	(1.1)	(0.7)
US$ equivalent of foreign currency exposure	(9.2)	(14.9)	(10.1)	1.2	21.3	(0.9)	(0.6)
Figures may not add due to rounding

Fortuna | 43

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

As at December 31, 2022 (In millions of local currency)	Canadian dollars	Peruvian soles	Mexican pesos	Argentine pesos	West African CFA Franc	Australian Dollars	Euro
Cash and cash equivalents	0.6	6.2	73.9	11.8	6,057.9	0.2	-
Marketable securities	0.1	-	-	-	-	-	-
Restricted cash	-	-	-	-	2,339.0	-	-
Trade and VAT receivables	0.2	3.3	73.9	2,062.9	12,979.1	(0.1)	-
Income tax receivable	-	28.1	13.9	-	-	-	-
VAT - long term receivable	-	-	70.5	-	-	-	-
Trade and other payables	(13.4)	(17.0)	(218.3)	(1,429.4)	(15,346.5)	(1.3)	(0.3)
Provisions, current	(0.1)	(8.1)	(11.7)	(387.9)	-	-	-
Income tax payable	0.1	-	(84.4)	-	(1,353.2)	-	-
Other liabilities	(0.2)	-	(9.7)	-	-	-	-
Provisions, non-current	-	(12.6)	(90.8)	-	-	-	-
Total foreign currency exposure	(12.7)	(0.1)	(182.7)	257.4	4,676.3	(1.2)	(0.3)
US$ equivalent of foreign currency exposure	(9.3)	(0.0)	(9.4)	1.4	7.4	(1.7)	(0.3)
Figures may not add due to rounding

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We manage our liquidity risk by continually monitoring forecasted and actual cash flows. We have in place a planning and budgeting process to help determine the funds required to support our normal operating requirements and our development plans. We aim to maintain sufficient liquidity to meet our short term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents, and our committed and anticipated liabilities.

The Company manages its liquidity risk by continuously monitoring forecasted and actual cashflows. A rigorous reporting, planning, and budgeting process are in place to help facilitate forecasting funding requirements, to support operations on an ongoing basis and with expansion plans, if any.  See also “Liquidity and Capital Resources”.

As at March 31, 2023, the Company expects the following maturities of its financial liabilities, lease obligations, and other contractual commitments, excluding payments relating to interest:

	Expected payments due by year as at March 31, 2023
	Less than			After
	1 year	1 - 3 years	4 - 5 years	5 years	Total
Trade and other payables	115.1	-	-	-	115.1
Debt	-	250.9	-	-	250.9
Income taxes payable	8.0	-	-	-	8.0
Lease obligations	17.4	31.7	5.2	6.1	60.4
Other liabilities	-	2.4	-	-	2.4
Capital commitments, Séguéla	13.9	0.4	-	-	14.3
Closure and reclamation provisions	3.8	24.6	9.3	24.0	61.7
Total	158.2	310.0	14.5	30.1	512.8
Figures may not add due to rounding

Fortuna | 44

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Capital Management

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing the growth of its business and providing returns to its shareholders.  The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets.

Effective December 23, 2019, changes to Argentina’s tax laws proposed by the Argentine Government were implemented. The changes ratified and extended legislation which was to expire on December 31, 2019 and allow the Argentine Central Bank to regulate funds coming into and flowing out of Argentina in order to maintain stability and support the economic recovery of the country. The Argentine Government has not set an expiry date for these restrictions, and they currently remain in place. These capital controls, together with additional temporary controls enacted on May 29, 2020, have the effect of: requiring exporters to convert the equivalent value of foreign currency received from the export into Argentine Pesos; requiring the prior consent of the Argentine Central Bank to the payment of cash dividends and distributions of currency out of Argentina; requiring Argentine companies to convert foreign currency loans received from abroad into Argentine Pesos; and restricting the sale of Argentine Pesos for foreign currency. These provisions restrict the Company from holding funds in Argentina in United States dollars.  Further, effective October 17, 2022 additional capital controls were imposed on the import of goods and services in Argentina. Currently, most import permits for goods and services are approved subject to payment being deferred for 180 days, with the exception of capital goods.

Certain of the costs and expenses to fund the construction at the Lindero Mine were advanced by way of intercompany loans. Under the terms of the Argentine Central Bank regulation, any funds in foreign currency which were advanced by the Company as a loan to its Argentine subsidiary in connection with the payment of construction costs and expenses at the Lindero Mine, are, to the extent that the funds were advanced in foreign currency, required to be converted into Argentine Pesos at a conversion rate negotiated at the foreign exchange market within five business days from the date of the receipt of the funds in Argentina. When the loan is to be repaid, the regulation requires proof that the loan was advanced in foreign currency and converted into local currency in order to repay the loan in foreign currency. Due to the volatility of the exchange rate for Argentine Pesos, the Company will apply additional measures in cash management to minimize potential gains or losses arising from the conversion of funds. In addition, the Argentine Central Bank has also issued a temporary measure in effect until December 31, 2023, which requires the consent of the Argentine Central Bank to the repayment of certain types of intercompany loans.  There can be no assurance that the temporary measure will not be extended.

As part of the structure used to fund the construction of the Lindero project and the operation of the Lindero Mine, Fortuna has implemented a series of intercompany revolving pre-export financing facilities. This allows exporters to apply the proceeds of sales directly towards payment of principal and interest under the facility.  The facilities are not impacted by the regulations described above, and the Company expects that it can repatriate up to $60 million during 2023 through this mechanism. Once the loan has been repaid, any repatriation of funds out of Argentina by way of cash dividends or other distributions of currency out of Argentina will be required to be made in accordance with the capital control restrictions of the Argentine Central Bank. The Company continues to monitor the foreign currency exposure risk.

The Company’s capital requirement is effectively managed based on the Company having a thorough reporting, planning, and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.

Fortuna | 45

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

The Company’s capital structure consists of equity comprising of share capital, reserves, and retained earnings as well as debt consisting of credit facilities and convertible debentures, lease obligations less cash and cash equivalents.

As at	March 31, 2023	December 31, 2022
Equity	1,255.3	1,244.8
Debt	244.9	219.2
Lease obligations	51.1	21.3
Less: cash and cash equivalents	(84.7)	(80.5)
	1,466.6	1,404.8
Figures may not add due to rounding

As discussed above, the Company operates in Argentina where the Argentine government has ratified and extended legislation to allow the Argentine Central Bank to regulate funds coming into and flowing out of Argentina.  Other than the restrictions related to these capital controls and complying with the debt covenants under the credit facilities, the Company is not subject to any externally imposed capital requirements. As at March 31, 2023, the Company was in compliance with its debt covenants.  See also “Liquidity and Capital Resources”.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Currently, our interest rate exposure mainly relates to interest earned on our cash and cash equivalents balances, interest paid on its SOFR-based debt, and the mark-to-market value of derivative instruments which depend on interest rates.

Key Personnel

The Company is dependent on a number of key management and employee personnel.  The Company’s ability to manage its exploration, development, construction, and operating activities, and hence its success, will depend in large part on the ability to retain current personnel and attract and retain new personnel, including management, technical, and unskilled employees.  The loss of the services of one or more key management personnel, as well as a prolonged labour disruption, could have a material adverse effect on the Company’s ability to successfully manage and expand its affairs.

Claims and Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business.  The Company may be subject to claims by local communities, indigenous groups, or private land owners relating to land and mineral rights and such claimants may seek sizable monetary damages or seek the return of surface or mineral rights that may be valuable to the Company which may significantly impact operations and profitability, if lost.  These matters are subject to various uncertainties and it is possible that some of these matters may be resolved with an unfavorable outcome to the Company.  The Company does carry liability insurance coverage, but such coverage does not cover all risks to which the Company may be exposed to.

On August 16, 2022, the Argentine Tax Authority (“AFIP”) published General Resolution No.5248/2022 (the “Resolution”) which established a one-time “windfall income tax prepayment” for companies that have obtained extraordinary income derived from the general increase in international prices. The Resolution was published by AFIP without prior notice.

The windfall income tax prepayment applies to companies that meet certain income tax or net income tax (before the deduction of accumulated tax losses) thresholds for 2021 or 2022. The aggregate amount of the windfall income tax prepayment payable by Mansfield calculated in accordance with the Resolution is approximately $5.5 to $6.0 million.

Fortuna | 46

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

The windfall income tax prepayment is to be paid in three equal and consecutive monthly instalments, starting on October 22, 2022, and is payable in addition to income tax instalments currently being paid by corporate taxpayers on account of their income tax obligations. The windfall income tax prepayment is an advance payment of income taxes due to be paid in 2023.

Based on the historical accumulated losses of Mansfield for fiscal 2022 which can be carried forward for 2022, Mansfield was not liable for income tax, and based upon current corporate income tax laws and the ability of the Company to deduct historical accumulated losses, it is projected that no income tax will be required to be paid for fiscal 2022.

To protect Mansfield’s position from having to pay the windfall income tax prepayment as an advance income tax for 2023, which based on management’s projections is not payable, Mansfield applied to the Federal Court of Salta Province for a preliminary injunction to prevent the AFIP from issuing a demand or other similar measure for the collection of the Windfall Income Tax Prepayment.  On October 3, 2022, Mansfield was notified that the Court had granted the preliminary injunction.  As a result, Mansfield did not pay any of the three installments.

Mansfield also filed an administrative claim with the AFIP to challenge the constitutionality of the Resolution, which was rejected by AFIP on November 2, 2022. Mansfield has challenged the rejection of its administrative claim, by filing legal proceedings against the AFIP with the Federal Court. On February 15, 2023, the Federal Court granted Mansfield a preliminary injunction in these legal proceedings. Mansfield has subsequently presented additional documentation to AFIP which has resulted in the windfall tax prepayment installments being eliminated from Mansfield’s account in AFIP’s system.  The legal proceedings to determine the unconstitutionality of the Resolution and whether interest is payable to AFIP continue under the protection of a preliminary injunction

On March 29, 2023, AFIP published a Resolution which suspends the validity of exemption certificates on income tax and VAT withholdings on the importation of goods until December 31, 2023.  Mansfield considers this Resolution to be unconstitutional, as it either does not take into account whether taxes are payable or has the effect of        suspending tax benefits previously granted by AFIP for 2023.  Mansfield has applied to the Federal Court of the Province of Salta for a preliminary injunction to prevent AFIP from collecting such taxes which could amount to up to $8 million, and to declare the unconstitutionality of the Resolution.

CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

For further information on our significant judgements and accounting estimates, refer to note 4 of our audited annual consolidated financial statements for the years ended December 31, 2023 and 2022. There have been no subsequent material changes to these significant judgements and accounting estimates.

Changes in Accounting Policies

Fortuna | 47

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

The accounting policies applied in our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2023 are the same as those applied in the audited consolidated financial statements for the years ended December 31, 2022 and 2021.

The Company adopted various amendments to IFRSs, which were effective for accounting periods beginning on or after January 1, 2023. These include amendments to IAS 1 (Presentation of Financial Statements) and IFRS Practice Statement 2 (Making Materiality Judgements), IAS 8 (Definition of Accounting Estimates) and IAS 12 (Deferred tax related to assets and liabilities arising from a single transaction). The impact of adoption was not significant to the Company's interim financial statements.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators and as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.

Management’s Report on Internal Control over Financial Reporting

The Company’s internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the International Accounting Standards Board.  However, due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud.

There have been no changes in the Company’s internal control over financial reporting during the three months ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Fortuna | 48

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A and any documents incorporated by reference into this MD&A contain forward-looking statements which constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-Looking Statements. The Forward-looking Statements in this MD&A include, without limitation, statements relating to:

●	Mineral Resource and Mineral Reserve estimates as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;
●	the Company's plans and expectations for its material properties and future exploration, development and operating activities including, without limitation, capital expenditure, production and cash cost and AISC estimates, exploration activities and budgets, forecasts and schedule estimates, as well as their impact on the results of operations or financial condition of the Company;
●	the anticipated steps, timeline and costs for completing construction of the mine at the Séguéla project;
●	the timing for delivery of materials and equipment for the Company’s properties;
●	the sufficiency of the Company’s cash on hand and available credit lines and estimated cash flows to fund planned capital and exploration programs;
●	the Company’s financial performance being closely linked to the prices of silver and gold;
●	possible future challenges presented by the Ukraine – Russian conflict;
●	the payments due under, and the maturity date of, the Company’s financial liabilities, lease obligations and other contractual commitments;
●	the Company’s expectation that there are no changes in internal controls in 2022 that are reasonably likely to materially affect the Company’s internal control over financing reporting;
●	property permitting and litigation matters;
●	the outcome of the Mexican Legal Proceedings; and
●	the fluctuation of its effective tax rate in the jurisdictions where the Company does business;

Often, but not always, these Forward-looking Statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.

The forward-looking statements in this MD&A also include financial outlooks and other forward-looking metrics relating to Fortuna and its business, including references to financial and business prospects and future results of operations,  including production, and cost guidance and anticipated future financial performance. Such information, which may be considered future oriented financial information or financial outlooks within the meaning of applicable Canadian securities legislation (collectively, “FOFI”), has been approved by management of the Company and is based on assumptions which management believes were reasonable on the date such FOFI was prepared, having regard to the industry, business, financial conditions, plans and prospects of Fortuna and its business and properties. These projections are provided to describe the prospective performance of the Company's business. Nevertheless, readers are cautioned that such information is highly subjective and should not be relied on as necessarily indicative of future results and that actual results may differ significantly from such projections. FOFI constitutes forward-looking statements and is subject to the same assumptions, uncertainties, risk factors and qualifications as set forth below.

Fortuna | 49

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others:

•	operational risks relating to mining and mineral processing;
•	uncertainty relating to Mineral Resource and Mineral Reserve estimates;
•	uncertainty relating to capital and operating costs, production schedules and economic returns;
•	uncertainty relating to new mining operations and development projects such as the Lindero Mine and the Séguéla Gold Project, including the possibility that actual capital and operating costs and economic returns will differ significantly from those estimated for such projects prior to production;
•	uncertainty relating to the costs of the construction, the financing of construction and timing for the completion of the Séguéla Project;
•	risks relating to the Company’s ability to replace its Mineral Reserves;
•	risks associated with mineral exploration and project development;
•	uncertainty relating to the repatriation of funds as a result of currency controls;
•	environmental matters including maintaining, obtaining or renewing environmental permits and potential liability claims;
•	risks associated with political instability and changes to the regulations governing the Company’s business operations;
•	changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business;
•	risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian conflict, and the impact it may have on global economic activity;
•	risks relating to the termination of the Company’s mining concessions in certain circumstances;
•	risks related to International Labor Organization (“ILO”) Convention 169 compliance;
•	developing and maintaining good relationships with local communities and stakeholders;
•	risks associated with losing control of public perception as a result of social media and other web-based applications;
•	potential opposition to the Company’s exploration, development and operational activities;
•	risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities;
•	substantial reliance on the Lindero Mine, the Yaramoko Mine and the San Jose Mine for revenues;
•	property title matters;
•	risks relating to the integration of businesses and assets acquired by the Company;
•	impairments;
•	reliance on key personnel;
•	uncertainty relating to potential conflicts of interest involving the Company’s directors and officers;
•	risks associated with the Company’s reliance on local counsel and advisors and the experience of its management and board of directors in foreign jurisdictions;
•	adequacy of insurance coverage;
•	operational safety and security risks;
•	risks related to the Company’s compliance with the United States Sarbanes-Oxley Act;
•	risks related to the foreign corrupt practices regulations and anti-bribery laws;
•	legal proceedings and potential legal proceedings;

Fortuna | 50

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

•	uncertainties relating to general economic conditions;
•	risks relating to a global pandemic, which until contained could continue to cause a slowdown in global economic growth and impact the Company’s business, operations, financial condition and share price;
•	risks relating to pandemics, epidemics and public health crises; and the impact they might have on the Company’s business, operations and financial condition; the Company’s ability to access its supply chain; the ability of the Company to transport its products; and impacts on the Company’s employees and local communities all of which may affect the Company’s ability operate;
•	competition;
•	fluctuations in metal prices;
•	regulations and restrictions with respect to imports;
•	high rates of inflation;
•	risks associated with entering into commodity forward and option contracts for base metals production;
•	fluctuations in currency exchange rates and restrictions on foreign exchange and currencies;
•	failure to meet covenants under its Credit Facilities, or an event of default which may reduce the Company’s liquidity and adversely affect its business;
•	tax audits and reassessments;
•	risks relating to hedging;
•	uncertainty relating to concentrate treatment charges and transportation costs;
•	sufficiency of monies allotted by the Company for land reclamation;
•	risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration;
•	uncertainty relating to nature and climate change conditions
•	risks associated with climate change legislation;
•	our ability to manage physical and transition risks related to climate change and successfully adapt our business strategy to a low carbon global economy;
•	risks related to the volatility of the trading price of the Company’s common shares and the Company’s Debentures (as defined herein);
•	dilution from further equity or convertible debenture financings; and
•	risks related to future insufficient liquidity resulting from a decline in the price of the Common Shares or Debentures;
•	uncertainty relating to the Company’s ability to pay dividends in the future;
•	risks relating to the market for the Company’s securities;
•	risks relating to the Debentures of the Company; and
•	uncertainty relating to the enforcement of U.S. judgments against the Company.

as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in our Annual Information Form filed with the Canadian Securities Administrators and available at www.sedar.com and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Fortuna | 51

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Forward-looking Statements contained in this MD&A are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to:

●	all required third party contractual, regulatory and governmental approvals will be obtained and maintained for the exploration, development, construction and production of its properties;
●	there being no significant disruptions affecting operations, whether relating to labour, supply, power, damage to equipment or other matter;
●	the world-wide economic and social impact of COVID-19 is managed, and the duration and extent of the coronavirus pandemic is minimized or not long-term;
●	there being no material and negative impact to the various contractors, suppliers and subcontractors at the Company’s mine sites as a result of the Ukrainian – Russian conflict, COVID-19 or otherwise that would impair their ability to provide goods and services;
●	permitting, construction, development, expansion, and production continuing on a basis consistent with the Company’s current expectations;
●	Minera Cuzcatlan will be successful in the Mexican Legal Proceedings;
●	expected trends and specific assumptions regarding metal prices and currency exchange rates;
●	prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels;
●	production forecasts meeting expectations;
●	any investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company; and
●	the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates.

These Forward-looking Statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking-statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF RESERVES AND RESOURCES

The Company is a Canadian “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States.

Technical disclosure regarding the Company’s properties included herein was prepared in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained herein is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Fortuna | 52